AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2005


                                                                Registration No.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 --------------
                          OVATION PRODUCTS CORPORATION
                 (Name of Small Business Issuer in Its Charter)

                DELAWARE                                         02-0510323
     (State or Other Jurisdiction of                          (I.R.S. Employer
      Incorporation or Organization)                        Identification No.)

           395 DUNSTABLE ROAD                                       03062
          NASHUA, NEW HAMPSHIRE                                   (Zip Code)
(Address of Principal Executive Officers)

                                 (603) 891-3224
                           (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act.

           Title of Each Class                Name of Each Exchange on Which
           to be so Registered                Each Class is to be Registered
           -------------------                ------------------------------
                   N/A


Securities to be registered pursuant to Section 12(g) of the Act.

                      COMMON STOCK, NO PAR VALUE PER SHARE
                                (Title of Class)



================================================================================

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                                TABLE OF CONTENTS

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
PART I   ........................................................................................................1

         Item 1.  Description Of Business........................................................................1

         Item 2.  Management's Discussion And Analysis Or Plan Of Operation.....................................12

         Item 3.  Description Of Property.......................................................................15

         Item 4.  Security Ownership Of Certain Beneficial Owners And Management................................16

         Item 5.  Directors, Executive Officers, Promoters And Control Persons..................................19

         Item 6.  Executive Compensation........................................................................22

         Item 7.  Certain Relationships And Related Transactions................................................24

         Item 8.  Description Of Securities.....................................................................27

PART II  .......................................................................................................30

         Item 1.  Market Price Of And Dividends On The Registrant's Common Equity And Other
                  Shareholder Matters...........................................................................30

         Item 2.  Legal Proceedings.............................................................................32

         Item 3.  Change In And Disagreements With Accountants..................................................32

         Item 4.  Recent Sales Of Unregistered Securities.......................................................32

         Item 5.  Indemnification Of Directors And Officers.....................................................33

PART FS ........................................................................................................35

PART III .......................................................................................................36

         Item 1.  Index to Exhibits.............................................................................36
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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

GENERAL

         Ovation Products Corporation of New Hampshire ("Ovation NH") was founded in 1996 to pursue the potential commercialization in various water treatment applications of certain technology developed by the founders of Ovation NH. On September 22, 2000, the stockholders of Ovation NH voted to reorganize as Ovation Products Corporation, a Delaware corporation, and to dissolve Ovation NH. References to "we," "our," "us," "Ovation," and the "Company" refer to Ovation Products Corporation.

OUR PRODUCT

         We have developed new technology that improves the water distillation process by making it more cost-effective and energy efficient. Our technology involves new implementations of a proven distillation process, vapor compression, to produce pure distilled water. Our distillation technology offers vapor compression-distillation for use in a variety of applications including residential water cleaning, residential water recycling and small-volume industrial recycling and waste water disposal. We do not currently anticipate selling stand-alone products which utilize our distillation technology. Instead, we anticipate working with participants in a number of industries who will integrate our distillation technology and/or component distillers which integrate our distillation technology into a variety of appliances, products and services.

         We believe our distillation technology addresses some of the world's well-documented water problems. While distillation yields the purest, most consistent water available, it has been prohibitively expensive for small-scale, low-volume applications. Small evaporative distillers for home and office use cost approximately $0.50 per gallon to operate. Water purification systems utilizing reverse osmosis ("R/O") technology have a relatively low operating cost of approximately $0.01 per gallon but are limited in their ability to effectively handle difficult water issues without extensive and costly prefiltration. R/O also discards roughly 30% to 50% of the incoming water as contaminated back-flush, depending on incoming water quality. Large vapor compression-distillation units have achieved operating costs of approximately $0.005 per gallon but, to date, have only been available for large commercial applications. In contrast, our distillation technology has been designed with the home and small commercial markets in mind. Our distillation technology allows for distillation of contaminated water at an estimated cost of approximately $0.004 per gallon. We anticipate that as a result of continuing design innovations and improvements, distillers utilizing our distillation technology will have a manufacturing cost of less than $1,000 per unit and will distill 20 gallons per hour at an operating cost of approximately $0.003 per gallon.

         We have redesigned and micro-sized traditional vapor compression-distillation technology into an apparatus the size of a fire hydrant that can be further reduced in size for use in a counter-top dispensing appliance. To achieve this small design, we have resolved numerous technical problems through our development of a number of patented components and features including:

         o        a rotary heat exchanger;

         o        a positive-displacement steam compressor;

         o        a reciprocating low pressure ratio compressor;

         o        a rotating compressor; and

         o        a cycled-concentration distiller.

In addition, we have received a patent covering application of any distillation technology for use with traditional septic systems and have patents pending for this technology for use with other applications. We believe that products

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utilizing our distillation technology will result in the lowest operating cost per gallon of any commercially available distiller of any size.

         In December 2003, we shipped a prototype distiller which utilizes our distillation technology to the United States Army Natick Soldier Center for test evaluation of its use in cleaning and recycling wash water in the field. We shipped an advanced, higher output prototype distiller which utilizes our distillation technology to the United States Army Natick Soldier Center in late August 2004 for demonstration to the US Army. In June 2004, we shipped first and second generation prototype distillers which utilize our distillation technology to a subsidiary of Norman Hay PLC, Lancy Water Technologies LTD, pursuant to a strategic distribution agreement, for evaluation of its effectiveness in cleaning industrial waste streams. See "- Sales, Marketing and Manufacturing." We have scheduled delivery of four additional prototype distillers which utilize our distillation technology for customer evaluation during the remainder of 2004 and the first quarter of 2005. We have scheduled the release of a lower cost production-ready component distiller which utilizes our distillation technology, for the second quarter of 2005.

TECHNOLOGY

         Our distillation technology utilizes a mechanical vapor compression-distillation process similar to that used commercially in such diverse applications as desalination, dewatering of food products and chemical and petroleum refining. In a traditional water distillation appliance, water from a contaminated source is vaporized on one side of a two-sided heat exchanger. The steam is then compressed with a compressor to a higher temperature and passed on to the other side of the heat exchanger, where it gives up its vaporization related heat while condensing into pure water. Periodically, a concentrate of the contaminated mix is removed from the vaporizing side of the heat exchanger. A separate counter-flow heat exchanger cools the pure water as it leaves the unit and the heat is used to pre-heat the incoming water.

         The vaporizer/condensing rotary heat exchanger contained in distillers which utilize our technology consists of 200 hollow longitudinal stainless steel blades rotating at 600 rpm. The blades are arrayed symmetrically and radially around an axis of rotation. As the "dirty" water passes along the surface of the blades from the inside diameter to the outside diameter, it partially vaporizes into stream which is then compressed by a centrifugal compressor and introduced to the insides of the hollow blades where it condenses. The condensate is removed by a combination of pressure and centrifugal action. In distillers that utilize our distillation technology, the compressor, the rotary heat exchanger and all internal pumping are collectively powered by one motor. This motor provides all the energy to drive the system except for a small resistance heater used during initial start up and to maintain the temperature in standby mode. The entire unit is enclosed in a vacuum container, which serves to insulate the distiller. In addition, the processed distilled water is constantly monitored with an electrode to detect contamination. The counter-flow heat exchanger and rotary heat exchanger have been designed to permit the addition of an add-on device to allow for automatic mechanical scrubbing of the relevant surfaces to prevent scaling.

         Distillers utilizing our distillation technology will be comparable in complexity to the core technology and mechanisms utilized by a washing machine or air conditioner. We believe that distillers that incorporate our distillation technology will operate as reliably as those appliances and can and will be manufactured on a cost-effective basis.

THE MARKET

         We believe that distillers which incorporate our distillation technology may address certain other contamination and filtration issues in a variety of markets. In particular, distillers utilizing our distillation technology will provide the following advantages associated with distilled water at an attractive operating cost:

         o the distilled water produced does not contain the salt-laden content resulting from the use of water-softeners;

         o the contamination risk attributable to reverse osmosis units is significantly reduced; and

         o selective removal of matter attributable to other filter systems is not an issue.

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         In fact, distilled water produced by distillers utilizing our technology is so pure that we are considering designing some of our other applications to provide for trace elements to be added back to the distilled water to improve the taste of the distilled water.

         We believe that our core distillation technology has valuable application in the following markets:

         o        the in-coming residential water cleaning market;

         o        the "alternative" technology septic system market;

         o        the counter-top, point-of-use market;

         o the residential septic system market and related residential recycle market;

         o        the commercial market for clean water; and

         o the small-volume industrial recycle and waste water disposal market.

         With respect to the "alternative" technology septic system market, distillers utilizing our distillation technology may address the desire of a variety of state and local governments to encourage installation of "alternative" residential waste water treatment systems at sites where lots are too small to accommodate a traditional system of adequate design or where the ground isn't suitable for traditional systems. We believe that our distillation technology is an attractive, cost-effective solution for clean water discharge at these problem sites. State and local governments are currently promoting alternative systems (such as those described below under "- Competition") through the use of accelerated regulatory approval cycles. At approximately $0.003 per gallon, the operating cost for the average family to utilize a residential system which incorporates our distillation technology would be less than $200 per year.

         We believe that the low projected operating cost of distillers utilizing our distillation technology will be attractive to the residential market. In addition, we believe that the production and operating cost profile of distillers which incorporate our distillation technology will be equally attractive for commercial and industrial applications. For example, we are examining the application of our distillation technology to such markets as coin operated laundries, smaller food-processing operations, pure water for certain industrial processes, and direct or secondary processing of discharge from industrial plants. We have also received inquiries from users regarding processing in-coming water for corporate offices and for commercial soda fountains.

COMPETITION

         There are a number of alternative technologies that offer improved solutions, as compared to traditional water filtration systems and methods, to the problem of secondary treatment of household waste water. These improved solutions generally "pre-treat" the waste water, or effluent fluid, as it passes through the septic tank.

         The most common alternative technologies include the following:

         AEROBIC TREATMENT UNITS ("ATU")

         These systems remove the effluent fluid from the septic tank and store it in an external tank for several days while continually bubbling air through the liquid. Aerobic biological processes reduce the number of microorganisms and remove most noxious organic chemicals from the effluent. The effluent fluid is then discharged. Depending on local regulations and geology, the effluent may be discharged into a smaller a sub-surface drainage system (referred to as a leach field), used for controlled spray irrigation of non-edible plants or discharged into a sub-surface irrigation system.

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         MOUND SYSTEMS

         Mound systems are typically designed, assembled, sold and installed by local contractors. They are a landscaped variation of a traditional septic system. In areas where the soil percolation is inadequate, the contractor builds a mound of gravel and topsoil, with the distribution pipes inside. The mounds work well, particularly in soil where high groundwater levels prevent the use of traditional leach fields. However, mound systems are expensive, with price primarily determined by the cost of transporting and filling large amounts of material.

         SAND OR PEAT FILTERS

         Sand and peat filter systems are also typically designed, assembled, sold and installed by local contractors. They consist of filter pits filled with special sand or peat. Effluent fluid from the septic tank is pumped to the filter pit. Effluent fluid from the filter normally flows to a subsurface absorption field. The cost of a sand or peat filter largely depends on the cost of transportation of suitable sand and the cost of local labor. In addition, in most regions, the sand filter system still requires a traditional leach field.

         CHAMBER SYSTEMS

         Chambers are large plastic structures that are installed in leach fields in place of normal distribution pipes and gravel. The chambers are long, half-cylinders with open bottoms and slotted sides. Septic effluent fluid flows into the chambers where the effluent fluid undergoes aerobic treatment and then leaches directly into the soil.

         The alternative technologies described above are solutions that require large structures for control of effluent fluid while slow biological processes clean the liquid. Because of their large physical sizes and earthmoving requirements, we expect the cost of each of these technologies to remain fairly static or to increase over time. In addition, because these technologies rely on limited biological processes, the resulting effluent fluid will still contain certain potentially harmful microorganisms and pollutants.

REGULATORY

         Regulations governing the disposal of industrial waste streams vary from country to country and, in the United States, from state to state. However if the applicable water quality standards are met, efficient disposal can generally take place without penalty. The responsibility for compliance with all applicable environmental regulations will fall upon the developers and manufacturers of the various products that will incorporate and utilize our distillation technology.

         In the United States, the sale and provision of on-site commercial and residential wastewater treatment devices is regulated at the state level through product registration, advertising restrictions, water testing, product disclosure and other regulations specific to the water treatment industry. In addition, municipal governments such as cities and counties frequently can require more stringent regulation. The United States Environmental Protection Agency is generally not involved in the regulation of wastewater treatment devices with flow rates under 1,000 gallons per day. There has been a growing awareness at the state and municipal government level of the local pollution problems associated by traditional leach fields, as well as the significant cost to repair or build traditional leach fields. In response to these problems, almost all states have developed special programs for speeding the adoption of new technologies for the treatment of on-site residential wastewater. The classifications and definitions vary, but the general concepts are widely shared. States generally place new technologies into three broad categories:

         o EXPERIMENTAL TECHNOLOGIES - those which have no track record in the state. With local approval, small numbers of experimental systems can be installed in difficult circumstances, such as in the case of a failed system that cannot be repaired. The experimental systems must be monitored for some period of time, typically six months to a year.

         o INNOVATIVE TECHNOLOGIES - those which have been used successfully in the state, but have not yet been formally approved by the regulatory authorities. After a period of systematic monitoring, an experimental technology can progress to being considered innovative and additional systems can be

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                  installed, even in sites where there may be a viable
                  alternative. There is generally a great deal of local latitude in acceptance decisions about innovative technologies.

         o ALTERNATIVE SYSTEMS - after more experience, a system incorporating innovative technology may be approved by the regulatory authorities. Once so approved, any system other than a traditional leach field is considered an alternative system. Local regulators can still prevent their use, but most local regulators accept systems approved by their state as alternative systems.

         We anticipate that the output in most industrial applications of our distillation technology will be recycled back into the process and only a small amount of concentrated material removed from the effluent will be hauled away for disposal at an approved facility.

SALES, MARKETING AND MANUFACTURING

         We do not currently anticipate selling stand-alone products which utilize our distillation technology to the public or as a stand alone appliance. Instead, we anticipate working with participants in a number of industries who will integrate our distillation technology into a variety of appliances, products and services. We plan to design, market and manufacture different component distillers which utilize our core distillation technology and are built to meet specifications requested by our corporate partners. Because of our unique technology and strong patent position, we have been able, and believe that we will continue to be able, to negotiate favorable licensing terms with corporate partners that will result in attractive profit margins for our products.

         We will initially sub-contract the manufacturing of parts to metal extruding, spinning and stamping shops and to plastic injection molders, with assembly and testing of finished component distillers to be conducted in-house. See "Plan of Operation." Once we are ready to commence full production of component distillers utilizing our distillation technology, we will likely engage one or more contract manufacturers to handle the manufacturing of our component distillers.

         SEPTIC APPLICATIONS

         We are currently party to a Strategic Alliance Agreement, dated December 29, 2000, with S. J. Electro Systems, Inc., ("SJE") an international distributor of septic system appliances, to develop, market, sell and distribute septic appliances that incorporate our distillation technology. As part of this alliance, we have granted SJE an exclusive license to the intellectual property underlying our distillation technology for use in septic applications.

         SJE will be responsible for developing and maintaining marketing channels with respect to the use of our distillation technology in a variety of septic related applications. The overall marketing plan will be implemented in two phases: "Phase I - Controlled Product Introduction" and "Phase II - Full Commercial Rollout." Phase I will focus on the regulatory community as the prime customer. During Phase I, component distillers which utilize our distillation technology will be placed in formal regulatory approval programs in target markets. These programs generally take two to three years to obtain full approval. During the course of these processes, sales of units are generally permitted within specific operational and monitoring guidelines. See "- Regulatory." During Phase I, SJE will work to develop a distribution network for component distillers that utilize our distillation technology. During Phase II, SJE will continue to develop a traditional distribution network, as well as a "utility" type network for addressing future regulatory concerns. SJE is awaiting the availability of the production version of component distillers incorporating our distillation technology to begin developing marketing channels. See "Certain Relationships and Related Transactions."

         INDUSTRIAL WASTE STREAM APPLICATIONS

         In December 2002 the Company signed a strategic distribution agreement with Lancy Water Technologies, a subsidiary of Norman Hay plc for distribution of distillers incorporating our technology for three specific industrial waste stream applications: casting impregnation, industrial plating, and parts washing. See "Certain Relationships and Related Transactions."

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         MILITARY APPLICATIONS

         In December 2003, we shipped a prototype distiller which utilizes our distillation technology to the United States Army Natick Soldier Center for test evaluation of its use in cleaning and recycling wash water in the field. We shipped an advanced, higher output prototype distiller which utilizes our distillation technology to the United States Army Natick Soldier Center in late August 2004 for demonstration to the US Army.

         JAPAN

         On October 13, 2001, we entered into an agreement with Twain Associates, Inc. ("Twain") for the purpose of developing and implementing a strategic plan to penetrate the Japanese market. Our agreement calls for payments of a retainer fee as well commissions (netted against the retainer) on sales in Japan, in the amount of 1% on all sales in Japan up to a total of $100,000,000 in sales, and a lesser percentage for sales beyond that amount. The monthly retainer fee will be net of commissions, and commissions higher than the monthly fee will carry forward into future periods. We have also agreed to pay Twain a one-time bonus of $1,000,000 if sales in any twelve-month period reach $100,000,000 and a one-time bonus of $5,000,000 if sales in any twelve-month period reach $500,000,000. On April 4, 2003 we and Twain amended our agreement. The amended agreement memorializes our agreement with Twain to discontinue the accrual of the retainer fee and any future retainer fees described above, acknowledges a $150,000 retainer owed to Twain which will be paid down at a rate of $5,000 per month, and stipulates that the full amount will become payable on demand should two months elapse without payment. In the event we default in our retainer payment obligation to Twain, Twain will secure the right to license our distillation technology to any manufacturer for sales into Japan, the Republic of South Korea and other markets that may be mutually agreed to by Ovation and Twain.

         OTHER MARKETS

         We are also currently actively cultivating strategic relationships for additional applications and additional territories, including whole-house water treatment and additional industrial and commercial recycling equipment. We have scheduled delivery of four component distillers that utilize our distillation technology for customer evaluation during the remainder of 2004 and the first quarter of 2005. We have scheduled the release of lower cost, production ready component distillers that utilize our distillation technology for the second quarter of 2005.

RESEARCH & DEVELOPMENT

         We currently have 7 employees engaged in engineering, and have several consultants advising us in engineering design. We have initiated a program of in-house testing, which includes overstress testing and life-testing components and systems. During our last two fiscal years of operation, we spent an aggregate of $1,983,701 in research and development, offset in part by a $30,000 payment in 2003 from a potential customer for an evaluation unit.

         In addition, we are actively taking steps to protect the intellectual property associated with our business. We have filed twenty U.S. patents as of the date of this registration statement and we expect to file an additional ten applications with the U.S. Patent and Trademark Office. To date, we have been granted eight U.S. patents. All of our patents have 20 year terms.

EMPLOYEES

         As of December 31, 2004, we had 9 full time employees and three part time employees (including one consultant). Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

RISK FACTORS

         The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. All statement, other than statements of historical facts, included in this prospectus regarding our

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strategy, future operations, future financial position, future revenues, projected costs, prospectus, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact included in this registration statement and the exhibits are forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this registration statement that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this registration statement.

WE HAVE INCURRED LOSSES SINCE OUR INCEPTION AND ANTICIPATE THAT WE WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

         We are a development stage company with a limited operating history. To date we have engaged primarily in developing our technology and business plan, and marketing our business plan to potential customers. Accordingly, we have a very limited history and no actual operations on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and evolving markets such as ours. The risks include, but are not limited to, an unproven and currently undeveloped product, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things, implement and successfully execute our business and marketing strategy, develop our technology, develop and implement financial and other business systems, respond to competitive developments, and attract, retain and motivate qualified personnel. Until our products are commercialized and accepted, we expect to continue to incur significant and increasing operating losses for the foreseeable future. We cannot assure you that we will be successful in addressing the risks we may encounter or whether we will ever become profitable.

RAISING ADDITIONAL FUNDS BY ISSUING SECURITIES OR THROUGH COLLABORATION AND LICENSING ARRANGEMENTS MAY CAUSE DILUTION TO EXISTING SECURITY HOLDERS OR REQUIRE US TO RELINQUISH RIGHTS TO OUR TECHNOLOGIES.

         We anticipate that we will need to raise up to $5,000,000 in 2005 in order to begin full production and commercialization of components utilizing our distillation technology. Our cash needs may vary significantly from our projected needs if more cash than anticipated is expended in development, marketing or other operations, or if market conditions require a more rapid, expanded roll out of component distillers that utilize our distillation technology. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimations regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We may raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent we raise additional capital through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms not favorable to us. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

WE MAY FACE DELAYS IN THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS.

         Our success depends in large part on our ability to engineer and develop our products. The following circumstances, among others, may lead to a significant delay in our development:

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         o        our inability to hire or retain skilled internal technical developers and technicians to develop, maintain and enhance our products;

         o unforeseen technical or development issues not currently anticipated in our business plan;

         o unanticipated product requirements requested by vendors, consumer or regulators; and

         o our inability to develop, in a cost-effective manner, the unique product(s) envisioned in our business plan.

         If we are unable to quickly develop our products, it will have a material adverse effect on our business, prospects, financial condition and results of operations.

WE WILL NEED TO INCREASE THE SIZE OF OUR ORGANIZATION, AND WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH.

         We will need to continue to expand our operations rapidly if we successfully achieve market acceptance for our products. Difficulties in managing any future growth could have a significant negative impact on our business operations, increase our costs and make it more difficult for us to achieve profitability. We may not be able to project the rate or timing of increases in the use of our products accurately or to expand and upgrade our production schedules to accommodate these increases. Our future results of operations will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems in response to our anticipated rapid growth. We may not be ale to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

IF WE FAIL TO ATTRACT AND KEEP SENIOR MANAGEMENT AND KEY SCIENTIFIC AND OPERATING PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR TECHNOLOGIES AND PRODUCTS.

         Our success depends in large part upon our ability to attract and retain key management and operating personnel. We are highly dependent upon the services of William Zebuhr, our founder, Chairman and Chief Executive Officer, and William Lockwood, our President and Chief Operating Officer. We do not have employment contracts with either of these individuals. The loss of the services of either of these individuals would likely have a material adverse effect on our business and prospects.

         Qualified individuals are in high demand and are often subject to competing offers. We will need to hire, train and motivate additional skilled personnel to a large number of positions especially in technical, consulting and sales functions. We cannot be certain that we will be able to attract and retain the qualified personnel we need for our business. If we lose the services of one or more members of our current management team or we are unable to hire additional personnel as needed, it would likely have a material adverse effect on our business.

WE MAY BE REQUIRED TO PAY MARKETING ROYALTIES TO A THIRD PARTY.

         In connection with our renegotiation of a prior loan financing in 2004, we granted certain marketing rights to W.M.S. Enterprises ("WMS"). Under this new arrangement, WMS is entitled to exclusive marketing rights to a counter-top distiller designed for residential use in the United States, Canada and Mexico and non-exclusive marketing rights to any other commercial application or use of our distillation technology in the rest of the world. Currently, we do not have plans to manufacture a counter-top distiller designed for residential use; however, if we do, we would be required to use WMS or negotiate a new arrangement with them. Moreover, we have agreed to grant WMS an exclusive license for the development, manufacture, sale and distribution of products based on our technology that are not pursued by us or our partners and are conceived by WMS or its designee. Because W.M.S. Enterprises still holds a non-exclusive marketing right for a counter-top distiller designed for residential use, which is subject to certain minimum requirements by WMS, we may be limited in our ability to grant exclusive rights to other third parties for such products or may have to pay WMS royalties on products based on our technology but conceived by them similar to our arrangement with WMS.

IF OUR COMPETITORS ARE BETTER ABLE TO DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN OUR PRODUCTS, OUR COMMERCIAL OPPORTUNITY WILL BE REDUCED OR ELIMINATED.

         We currently face competition from other companies that provide alternative technology distillation products and other services similar to ours. Although we believe that our products and technology have advantages over other distillation products in our industry, our competitors may be more successful at developing and marketing their products. Many of our potential competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of our potential competitors may be able to devote greater resources to marketing, adopt more aggressive pricing policies and devote substantially more resources to developing their products. We may be unable to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business.

BECAUSE IT IS DIFFICULT AND COSTLY TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.

         We intend to rely upon patent protection where available to protect our proprietary technology. To date, we have been granted eight U.S. patents and have filed four additional U.S. patent applications and we expect to file additional applications with the U.S. Patent and Trademark Office. However, we still remain vulnerable to competitors who attempt to imitate our products.

         Patents from pending patent applications or from future patent applications may never be issued, or the scope of any patent protection may not exclude competitors or may not provide competitive advantages to us. If our issued patents are challenged or others claim rights in or ownership of our patents and other proprietary rights, our patents may not be held valid. Moreover, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

         We may become subject to patent infringement claims or litigation in a court of law or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. We may not have the financial resources to defend our patents from infringement or claims of invalidity. An adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing, selling or using our proposed products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

         In addition to patents, we rely on trade secrets and proprietary knowledge, which we seek to protect, in part, through appropriate confidentiality and proprietary information agreements. Our proprietary information or confidentiality agreements with employees, consultants and others may be breached, or we may not have adequate remedies for any breach or our trade secrets may otherwise become known to or independently developed by competitors.

PRODUCTS WHICH INCORPORATE OUR DISTILLATION TECHNOLOGY WILL BE SUBJECT TO EXTENSIVE REGULATION, WHICH CAN BE COSTLY AND TIME-CONSUMING AND COULD SUBJECT OUR CORPORATE PARTNERS TO UNANTICIPATED DELAYS OR PREVENT THEM FROM OBTAINING THE REQUIRED APPROVALS TO COMMERCIALIZE OUR PRODUCTS.

         Before our corporate partners can market and sell products which incorporate our distillation technology in the United States and abroad, extensive regulatory testing, inspection and approvals may be required. The regulatory process can be costly and time consuming. The responsibility for compliance with all applicable environmental regulations will fall upon the developers and manufacturers of the various products that will incorporate and utilize our distillation technology.

           Products which incorporate our distillation technology may not receive necessary regulatory approval. Even if these products receive approval, the approval process might delay marketing and sale of products which incorporate our distillation technology, which may lead to a failure to meet our sales projections.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE WILL INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT COMMERCIALIZATION OF OUR PRODUCTS.

         We face an inherent business risk of exposure to product liability claims in the event that an individual who consumes water distilled by our products becomes ill or dies due to failure of our products to function properly. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

         o        decreased demand for our products;

         o        injury to our reputation;

         o        costs of related litigation;

         o        substantial monetary awards to plaintiffs;

         o        loss of revenues; and

         o        the inability to commercialize our technologies.

         We currently carry no product liability insurance. Although we expect to obtain product liability insurance coverage in connection with the commercialization of our products, such insurance may not be available on commercially reasonable terms or at all, or such insurance, even if obtained, may not adequately cover any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business and prospects.

WE WILL BE SUBJECT TO LAWS, REGULATIONS AND OTHER PROCEDURES WITH RESPECT TO GOVERNMENT PROCUREMENT.

         Because we plan to sell our products to government agencies, we will be subject to laws, regulations and other procedures that govern procurement and contract implementation by those agencies. These agencies are likely to impose vendor qualification requirements, such as requirements with respect to financial condition, insurance and history. We have limited experience with government procurement and cannot assure you that we will be able to meet existing or future procurements laws, regulations and procedures or that we will be able to qualify as a vendor. Some procurement processes could involve and extensive period of product evaluation, including evaluation by the public. Compliance with government procurement and qualification requirements could significantly delay sales of our products. Delays could also occur due to protests of bid specifications or challenges to contract awards. If we fail to comply with an agency's procurement or vendor qualification requirements or procedures, we will be unable to market and sell our products to that agency. Government agencies may also impose contractual terms and conditions, such as warranty, termination and indemnification provisions, that are unfavorable to us.

THE OWNERSHIP INTERESTS OF OUR OFFICERS, DIRECTORS AND LARGEST STOCKHOLDERS COULD CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

         Our officers and members of our Board of Directors, including the members affiliated with S. J. Electro Systems, Inc., own approximately 52% of our outstanding common stock on an as-converted, fully-diluted basis. Therefore, such persons are able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these persons may not always coincide with our interests or the interests of other stockholders.

THERE IS NO PUBLIC MARKET FOR OUR OUTSTANDING SECURITIES AND THERE WILL BE RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES.

         There is presently no public market for our outstanding securities, and we cannot assure you that a public market for our outstanding securities will ever develop. Moreover, even if a public market for our outstanding securities develops, any sale of our outstanding securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Realization of any gains on an investment in our Company will be principally dependent upon our ability to effectuate one or more liquidity-providing transactions.

FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, OUR CAPITAL STOCK MAY BE QUOTED ON THE OTC BULLETIN BOARD; TRADING MAY BE SPORADIC AND VOLATILE.

         We anticipate that our capital stock may be quoted on the OTC Bulletin Board following effectiveness of this registration statement. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to may factors that may have little to do with our operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system or a stock exchange.

TRADING OF OUR CAPITAL STOCK MAY BE RESTRICTED BY THE SEC'S "PENNY STOCK" REGULATIONS WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

         We anticipate that our common stock may be traded on the OTC Bulletin Board following the effectiveness of this registration statement. The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and other quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statement showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure and suitability requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our capital stock.

WE HAVE NO INTENTION TO PAY DIVIDENDS.

         While all outstanding shares of our preferred stock are entitled to a six percent (6%) per annum cumulative dividend, we have never paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THAT APPEAR ELSEWHERE IN THIS REGISTRATION STATEMENT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

GENERAL

         Ovation Products Corporation is a development-stage company that seeks to develop and market new water distillation equipment aimed initially at industrial and residential wastewater application. Our technology utilizes new implementation of the major components of traditional vapor compression distillers and incorporates state-of-the-art heat transfer and energy conservation principles.

         The initial application of our distillation technology will be used to clean up certain industrial waste streams. We also anticipate the development of water treatment systems and products which utilize our distillation technology to address both failed residential wastewater septic systems and which are installed in new residential construction septic systems.

PLAN OF OPERATION

         We have generated no revenues from operations since the inception of Ovation NH, our predecessor corporation, in 1996. We do not expect to report any significant revenue until the successful development and marketing of the production version of component distillers which utilize our distillation technology. Additionally, after the commencement of sales of component distillers which utilize our distillation technology, we cannot assure you that we will generate positive cash flow or be able to predict the level of revenues, if any, that we may actually achieve from our planned operations.

         Our operating expenses decreased from approximately $1.76 million for the year ended December 31, 2002 to approximately $1.54 million for the year ended December 31, 2003 primarily because of a four-person reduction in our workforce in July 2003. Our operating expenses increased by approximately $345,000 for the nine months ended September 30, 2004 versus the nine months ended September 30, 2003 due primarily to a $241,000 increase in spending on developing our prototype component distillers, a $79,000 increase in accounting services associated with fund raising and this filing, and a $68,000 stock compensation charge to research and development for stock options granted to consultants in exchange for work, offset in part by a reduction in research and development salary expense due to a reduction in full time employees. We expect that we will incur significant operating losses for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

         From the inception of our predecessor corporation in 1996 through December 31, 2004, we have raised a total of approximately $8.3 million from the sale of our capital stock, convertible notes and other securities.

         We anticipate that we will need to raise up to $5,000,000 in 2005 in order to begin full production and commercialization of components utilizing our distillation technology. Our cash needs may vary significantly from our projected needs if more cash than anticipated is expended in development, marketing or other operations, or if market conditions require a more rapid, expanded roll out of component distillers that utilize our distillation technology. If our estimates as to future cash needs are wrong, we may need to raise additional capital sooner than expected. We cannot assure you that our estimations regarding our cash needs will prove accurate, that we will be able to secure required additional financing if needed, or that additional financing, if obtained, will be on favorable or acceptable terms. We plan to continue to periodically raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent we raise additional capital through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms not favorable to us. If we are unable to obtain additional financing when needed, we would be required to significantly scale back development plans and, depending upon cash flow from our existing business, reduce the scope of our operations or cease operations entirely.

         Our cash on hand was $440,615 at September 30, 2004.

         OUTSTANDING DEBT

         In December 2003, we issued $800,000 in convertible promissory notes (the "Bridge Notes") with simple interest of 12.5% per annum, due on June 30, 2004. The Bridge Notes were automatically converted into an aggregate of 173,976 shares of Series C Preferred Stock as part of our initial offering of our Series C Preferred Stock which was completed on June 30, 2004.

         In connection with the Bridge Notes, we also issued warrants to purchase 48,000 shares of our Series C Preferred Stock at $5.00 per share. The relative fair value of the warrants, $121,470, was recorded as additional paid in capital and a debt discount on the Bridge Notes. As a result of a portion of the proceeds being allocated to the warrants, the Company determined that the Bridge Notes had a beneficial conversion feature of $121,471. This amount was recorded as additional paid in capital and a discount on the Bridge Notes. The total discount was amortized to interest expense over the term of the Bridge Notes. Non-cash interest expense related to the amortization of these discounts was $141,716 in 2003.

         In August 1997, we entered into a series of agreements with WMS encompassing a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement. The Debenture Purchase Agreement provided for the purchase of $180,000 in convertible debentures (the "WMS Convertible Debentures"), which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The WMS Convertible Debentures were convertible, at WMS' option, into shares of our common stock at the conversion price of $2.50 per share subject to adjustments. Any outstanding WMS Convertible Debentures would have been automatically be converted into shares of common stock at the conversion price upon the consummation of a public offering of at least $2,000,000. WMS was also granted the right of first offer to purchase, pro rata, a portion of any new securities that we may propose to sell and issue. The WMS Convertible Debentures carried an interest rate of prime plus one percent (1%) (5% at December 31, 2003) per annum, payable quarterly. Amounts outstanding on the Convertible Debentures at December 31, 2003 and 2002 were $60,000 and $120,000, respectively.

         In September 2000, we reached an agreement with WMS to convert all outstanding accrued interest on the Convertible Debentures into a demand note (the "WMS Demand Note") which carried an interest rate of prime plus one percent (1%) (5% at December 31, 2003) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, we issued certain warrants to purchase shares of our common stock. In addition, all future interest accruing on the WMS Convertible Debentures and the WMS Demand Note would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of common stock at the lower of market or $7.50. We also issued an additional WMS Demand Notes on these same terms for amounts due to WMS for interest and an initial installment provided in 2002 and 2001 totaling $20,020 and $60,000, respectively. In 2003, WMS advanced us $160,000 in additional WMS Demand Notes and converted the $60,000 WMS Convertible Debenture that came due in 2003 into a WMS Demand Note.

         In conjunction with the issuance of the WMS Demand Notes, the Company issued WMS common stock purchase warrants with a fair value of $193,263 which were recorded as a discount on the WMS Demand Notes.

         Amounts outstanding on the WMS Demand Notes at December 31, 2003 and 2002 were $412,850 and $177,181, respectively. All WMS Demand Notes Payable are due within one year as of December 31, 2003.

         Interest expense on the WMS Convertible Debentures and WMS Demand Notes for the years ended December 31, 2003 and 2002 was $13,004 and $16,300, respectively. Non-cash interest expense related to the discount on these WMS Demand Notes was $120,432 and $0 for the years ended December 31, 2003 and 2002.

         In June 2004, we renegotiated our outstanding 1997 Debenture Purchase Distribution and License Agreements with WMS, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding WMS Convertible Debentures and WMS Demand Notes were consolidated into a single note and all warrants previously issued to WMS and all contractual rights to purchase shares of our common stock that WMS previously enjoyed (related to the WMS Convertible Debentures) were replaced by two new warrants. Additionally, and as part of the new Debt Agreement, WMS purchased $100,000 in shares of our Series C Preferred Stock. The Debt Agreement contains multiple covenants, including a negative covenant restricting our ability to enter into any transaction selling or transferring more than fifty percent (50%) of our common stock, unless all debt owed to WMS is repaid at the closing. In event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with a right of first offer to purchase a pro rate portion of securities we may offer in the future, subject to certain exceptions (including an initial public offering). The amounts due under the Debt Agreement carry an interest rate of prime plus 1% and are due January 2, 2005 with six possible six month extensions, each at our option. Each extension would require us to issue WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share. At June 30, 2004, we owed WMS additional warrants to purchase 50,000 shares of common stock for the first loan extension through June 30, 2004, as well as warrants to purchase 15,000 shares of common stock for a prior loan extension past December 31, 2003. In conjunction with the Debt Agreement, the warrants previously issued to WMS totaling 96,486 shares exercisable at $5.00 per share and the rights to purchase shares under the WMS Convertible Debentures were exchanged for two warrants to purchase an aggregate of 72,000 and 170,964 shares of our common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. Because the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $298,804, was recorded as additional paid in capital and a debt discount on the notes payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. At September 30, 2004, non-cash interest expense related to the amortization of these discounts was $149,402.

         PREFERRED STOCK DIVIDENDS

         The holders of our preferred stock have equal ratable rights to six percent (6%) per annum cumulative dividends, from funds legally available for payment of dividends, payable when and if declared by our Board of Directors or upon a liquidation of the Company. The holders of preferred stock are entitled to receive these dividends prior to any dividend being declared and paid with respect to our common stock. These dividends are not payable upon conversion.

         OUTLOOK

         During the next twelve months, we expect to increase both our development staff and our spending in order to successfully move our distiller into commercial production. We believe this will entail investment of approximately $900,000 in tooling, and a headcount increase of ten developers. The additional costs of headcount and related expenses are expected to increase our spending by approximately $1 million in 2005. We anticipate that the investments and the work we accomplish in 2005 will enable us to reduce the manufacturing costs of our products by nearly 80%, based on the current costs of our prototypes, and allow us to enter the market with a competitively priced product.

OFF-BALANCE SHEET ARRANGEMENTS

         The Company does not have any off-balance sheet arrangements.

RECENT ACCOUNTING PRONOUNCEMENTS

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on our financial position or results of operations.

         In December 2003, the FASB issues FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities". FIN 46R expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The adoption of this interpretation did not have any impact on our financial position or results of operations.

ITEM 3.           DESCRIPTION OF PROPERTY

         Our main facility is located in Nashua, New Hampshire and consists of 3,000 square feet of combined laboratory, research and development, prototype manufacturing and office space. We also rent 1,950 square feet of manufacturing space in Nashua, New Hampshire. Our main facility is leased from William Zebuhr, our Chairman, Chief Executive Officer and a member of our Board of Directors at a rate of $2,500 per month. The manufacturing space, which was rented commencing in November 2003 for a monthly rate of $700, is rented on a month-to-month basis. See "Certain Relationships and Related Transactions." We believe that our leased facilities are being fully utilized and are appropriate and adequate for our needs.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of our outstanding capital stock as of December 31, 2004 by (i) each person known to us to be the beneficial owner of more than five percent of our common stock, (ii) each of our directors or executive officers and (iii) all directors and executive officers as a group.

         The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of December 31, 2004, 60 days after November 1, 2004, through the conversion of any class of our preferred stock and/or exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table. Each of our outstanding classes or preferred stock is immediately convertible, at the option of the holder, on a 1 to 1 basis into shares of our common stock. Please see "Description of Securities" for a description of our common stock and each of our classes of preferred stock.

             NAME AND ADDRESS                    AMOUNT AND NATURE OF
            OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP       PERCENT OF CLASS
-----------------------------------------------  --------------------       ----------------
5% SHAREHOLDERS
WMS Enterprises (1)                                   284,598                      34.7%
S.J. Electro Systems, Inc. (2)                        273,231                      30.3%
Nicholas Negroponte (3)                               140,771                      18.3%
Abby Rockefeller (4)                                  136,232                      17.8%
Wistar Morris (5)                                     117,755                      15.8%
Charles Heick (6)                                      97,800                      13.5%
Ivan Sutherland (7)                                    81,085                      11.6%
John Hatsopoulas (8)                                   54,500                       8.0%
Lucius Wilmerding (9)                                  40,761                       6.1%
Ronald Szarek                                          33,320                       5.3%

DIRECTORS AND EXECUTIVE OFFICERS

William Zebuhr (10)                                   237,045                      27.4%
William Lockwood (11)                                  48,750                       7.2%
Frederick Becker (12)                                  23,000                       3.5%
Robert MacDonald (13)                                  26,900                       4.2%
Dr. Louis Padulo (14)                                  88,067                      12.3%
Beverly Shaw (15)                                       6,500                       1.0%
Laurie Lewandowski (16)                               273,231                      30.3%
Nathan Fetting (16)                                   273,231                      30.3%
Yiannis Monovoukas (17)                                 2,000                        *
Directors and Officers as a group (9 persons)         705,493                      52.9%

* Less than 1%

(1) The number of shares beneficially owned consists of: 302,964 shares of our common stock issuable upon exercise of warrants and options to purchase shares of our common stock (which options and warrants are exercisable within 60 days of December 31, 2004), shares of our common stock issuable upon conversion of 24,334 shares of our Series C Preferred Stock, and upon exercise of warrants to purchase 7,300 shares of our Series C Preferred Stock.

(2) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 160,000 shares of our Series A Preferred Stock, common stock issuable under anti-dilution provisions of 73,131 shares, and 40,100 shares of our Series B Preferred Stock. As holder of all of our issued and outstanding Series A

         Preferred Stock, S.J. Electro Systems, Inc. is entitle to appoint two members of our Board of our Directors. S.J. Electro Systems, Inc. has appointed Laurie Lewandowski and Nathan Fetting.

(3) The number of shares beneficially owned include: shares of our common stock issuable upon conversion of 5,000 shares of our Series B Preferred Stock, 5,000 shares of our Series B-1 Preferred Stock, 40,000 shares of our Series C Preferred Stock; shares of our common stock issuable upon exercise of warrants to purchase an aggregate of 12,000 shares of our common stock (which warrants are exercisable within 60 days of December 31, 2004); shares of our common stock issuable upon
         (1) conversion of 5,000 shares of our Series B Preferred Stock, 40,000 shares of our Series C Preferred Stock and (2) exercise of warrants to purchase an aggregate of 12,000 shares of our common stock (which warrants are exercisable within 60 days of December 31, 2004), which securities are directly beneficially owned by Mr. Negroponte's wife; and shares of our common stock issuable upon exercise of warrants to purchase 1,950 shares of our common stock (which warrants are exercisable within 60 days of December 31, 2004), and the issuance of our common stock upon conversion of 6,501 shares of our Series C Preferred Stock, both of warrants are directly beneficially owned by Mr. Negroponte.

(4) The number of shares beneficially owned consists of shares of our common stock issuable upon conversion of 104,794 shares of our Series C Preferred Stock and exercise of warrants to purchase 31,438 shares of our Series C Preferred Stock.

(5) The number of shares beneficially owned includes: shares of our common stock issuable upon conversion of 5,000 shares of our Series B-1 Preferred Stock, 30,835 shares of our Series C Preferred Stock; shares of our common stock issuable upon exercise of options and warrants to purchase an aggregate of 12,500 shares of our common stock (which options and warrants are exercisable within 60 days of December 31,
         2004), shares of our common stock issuable upon exercise of warrants to purchase 9,250 shares of our Series C Preferred Stock; and exercise of options and warrants to purchase 3,250 shares of our Series C Preferred Stock, and conversion of 10,835 shares of our Series C Preferred Stock, which securities are directly beneficially owned by a family owned investment fund managed by Mr. Wistar; and shares of our common stock issuable upon exercise of warrants to purchase 3,250 shares of our Series C Preferred Stock, and conversion of 10,835 shares of our Series C Preferred Stock, both of which are directly beneficially owned by Mr. Wistar's wife.

(6) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 50,000 shares of our Series B Preferred Stock and 40,000 shares of our Series B-1 Preferred Stock, 6,000 shares of our Series C Preferred Stock; and shares of our common stock issuable upon exercise of warrants to purchase 1,800 shares of our Series C Preferred Stock (which warrants are exercisable within 60 days of December 31, 2004).

(7) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 19,000 shares of our Series B Preferred Stock, 10,000 shares of our Series B-1 Preferred Stock and 30,835 shares of our Series C Preferred Stock; and shares of our common stock issuable upon exercise of warrants to purchase 9,250 shares of our Series C Preferred Stock.

(8) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 20,000 shares of our Series B Preferred Stock; 13,000 shares of our Series B-1 Preferred Stock; common stock issuable upon exercise of warrants to purchase 20,000 shares of our common stock, and options to purchase 1,500 shares of our common stock.

(9) The number of shares beneficially owned consists of: shares of our common stock issuable upon conversion of 21,000 shares of our Series B-1 Preferred Stock and 10,201 shares of our Series C Preferred Stock; shares of our common stock issuable upon exercise of warrants to purchase 3,060 shares of our Series C Preferred Stock; and shares of our common stock issuable upon conversion of 5,000 shares of our Series C Preferred Stock and the exercise of warrants to purchase 1,500 shares of our Series C Preferred Stock, which shares are directly beneficially owned by Mr. Wilmerding's wife.

(10) The number of shares beneficially owned includes options to purchase 14,875 shares of our common stock (which options are exercisable within 60 days of December 31, 2004) and options to 1,770 purchase our common stock (which options are exercisable within 60 days of December 31, 2004), which options are directly beneficially owned by Mr. Zebuhr's wife.

(11) The number of shares beneficially owned includes options to purchase 16,750 shares of our common stock (which options are exercisable within 60 days of December 31, 2004).

(12) The number of shares beneficially owned consists of options to purchase 23,000 shares of our common stock (which options are exercisable within 60 days of December 31, 2004)

(13) The number of shares beneficially owned consists of options to purchase 16,500 shares of our common stock (which options are exercisable within 60 days of December 31, 2004).

(14) The number of shares beneficially owned includes: 11,167 shares of our Series C Preferred Stock; shares of our common stock issuable upon exercise of options and warrants to purchase an aggregate of 6,500 shares of our common stock (which options and warrants are exercisable within 60 days of December 31, 2004); shares of common stock issuable upon the exercise of warrants to purchase 3,350 shares of our Series C Preferred Stock, and shares of our common stock issuable upon exercise of options and warrants to purchase 650 shares of our common stock (which warrants are exercisable within 60 days of December 31, 2004), conversion of 2,167 shares of our Series C Preferred Stock, and shares of our common stock issuable upon conversion of 5,000 shares of our Series B Preferred Stock which securities are directly beneficially owned by Dr. Padulo's wife.

(15) The number of shares beneficially owned includes options to purchase 500 shares of our common stock (which options are exercisable within 60 days of December 31, 2004).

(16) Ms. Lewandowski and Mr. Fetting may be deemed to beneficially own the shares directly beneficially owned by S.J. Electro Systems, Inc. due to their positions as officers of S.J. Electro Systems, Inc.

(17) The number of shares beneficially owned consists of options to purchase 2,000 shares of our common stock (which options are exercisable within 60 days of December 31, 2004).

     Other than as set forth above, Ovation is not aware of any arrangements or voting agreements which may result in a change of control of Ovation.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, ages and positions of our directors and executive officers:

NAME                       AGE    POSITION
----                       ---    --------

William Zebuhr             61     Chairman, Chief Executive Officer, Director
William Lockwood           56     President, Chief Operating Officer, Director
Fred Becker                59     Vice-President of Engineering
Robert MacDonald           60     Director
Dr. Louis Padulo           65     Director
Beverly Shaw               67     Director
Laurie Lewandowski         52     Director
Nathan Fetting             43     Director
Yiannis Monovoukas         44     Director

WILLIAM ZEBUHR, CHAIRMAN AND CEO

         Mr. Zebuhr, the founder of our company, has been our chairman, Chief Executive Officer and a director since 1996. From 1992 to 1995, he was co-founder and President of Dynaproducts, a company that developed the first motorized dental flosser. The technology was licensed to a major consumer products company in 1998. From 1985 to 1991 he was the founder, chief fund-raiser, and CEO of American Thermal Corporation. At American Thermal he invented and guided the development of the Pressure Transfer Module (PTM), a revolutionary advance in hot water heater technology which enabled the development of unpressurized low-cost water heaters. From 1976 to 1985 he was CEO and founder of Sunhouse Incorporated, one of the largest manufacturers of active solar equipment to the home construction industry for several years. From 1973 to 1976, he was Chief Engineer and one of the two founding partners of Des Champs Laboratories. At Des Champs, he invented the Z-duct(R) heat exchangers. Prior to founding Des Champs, he held various positions at Emerson Electric, Donbar Development Corporation, and Sanders Associates. Mr. Zebuhr received a BA and an MA in Mechanical Engineering in 1966 from Cornell University. He holds 22 United States patents.

WILLIAM LOCKWOOD

         Mr. Lockwood has been our President, Chief Operating Officer and a director since April 2000. He had been involved with Ovation on a part-time basis between 1996 and 1999, after which point he became a full-time employee of the Company. From 1996 to 2000, he was a Principal of Plexus Research, a leading engineering consulting firm engaged in projects for the electric power industry, where he specialized in business development strategies and valuations for emerging technologies. From 1985 to 1995, he was President of American Thermal Corporation. He was responsible for all operations and directed the transition from R&D to manufacturing of a new water heater technology product. He also played a key role in raising over $5 million in early stage investment capital. From 1980 to 1985 he was Vice President of Operations for Sunhouse Incorporated. At the time, Sunhouse was the largest solar equipment manufacturer in New England. He was responsible for day-to-day general operations as well as dealer development. From 1977 to 1980 he was a Product Manager and Director of Marketing for International Materials Corporation. Mr. Lockwood received a BA from Michigan State University in 1970, an MBA from Michigan State in 1971, and passed the New Hampshire CPA examination in 1992.

FRED BECKER

         Mr. Becker, our Vice-President of Engineering, joined Ovation in May 2001. From 1998 to 2001, Mr. Becker was President of the Thermo Technologies division of Thermo Electron Corporation. In that position, he was responsible for defining and implementing strategic technology and commercialization business plans for the company, as well as managing the overall business activities. Specific areas of opportunity focused on creating new products in the commercial and residential appliance markets. From 1994 to 1998, he was the Senior Director of the Tecogen Division of Thermo Electron, where he managed the overall business development activities for residential/ commercial appliances, power generation and heat recovery equipment, combustion and emissions control systems, advanced materials and chemical processes, and environmental instrumentation. From 1987 to 1994, he was the Director of the Energy Technology Group of the Tecogen Division where he managed the industrial Mechanical Vapor Recompression and Cogeneration sales and engineering department as well as provided technical direction of their industrial combustion and emissions control development activities. From 1980 to 1987, he was a Program Manager in the R&D/New Business Center of Thermo Electron Corporation where he was responsible for the development and commercialization of the company's Mechanical Vapor Recompression and Industrial Cogeneration products. He also led the development activities for a line of residential furnaces, hot water heaters and space conditioning appliances. From 1972 to 1980, he was a Principal Research Engineer at AVCO Everett Research Laboratory, where he was responsible for the development of combustion and heat recovery systems for advanced utility power generation systems. Prior to that, he held research and development positions at Standard Thomson and GE Aircraft Engines. Mr. Becker received a BSME degree from the University of Pittsburgh, a MSME from the Massachusetts Institute of Technology, and a MBA from Northeastern University. He has authored or co-authored over 60 technical publications and holds 13 United States patents in various related areas.

ROBERT MACDONALD

         Mr. MacDonald has been a director since 1996 and Chairman since January 2002. Since 1996, Mr. MacDonald has been President, Chief Executive Officer and Chairman of the board of directors of BiosGroup, Inc., a consulting and software development partnership between Ernst & Young and Dr. Stuart Kauffman (of the Santa Fe Institute) specializing in the application of complexity theory for Fortune 500 clients. Prior to that, Mr. MacDonald was President of four venture-backed companies, and was a general partner at two venture capital firms. Mr. MacDonald also is a member of the board of directors of Commodicast. Mr. MacDonald received a BS in Engineering Physics, a MS in Electrical Engineering in 1967 from Cornell University, and a MBA from Harvard Business School in 1973.

DR. LOUIS PADULO

         Dr. Padulo has been a director since June 1998 and Vice Chairman since May 2004. Since 1997, Dr. Padulo has served as a consultant to several organizations and is President Emeritus of a highly successful business incubator, the University City Science Center in Philadelphia. Prior to that, he was a professor at Stanford before becoming Dean of Engineering at Boston University, President of the University of Alabama in Huntsville, and CEO of the University City Science Center in Philadelphia. Dr. Padulo received a BS in Electrical Engineering from Fairleigh Dickinson University, a MS in Electrical Engineering from Stanford University and a Ph.D from Georgia Institute of Technology.

BEVERLY SHAW

         Mr. Shaw has been a director since 1998. Since 1995, Mr. Shaw has been a materials science and project management consultant. The author of numerous technical papers and the holder of eight patents, Mr. Shaw retired from Raytheon in 1995 where he managed a central materials center providing development and problem solving services to other divisions. Previously, he was a Vice
President: BTU Engineering Inc., Asoma Chemicals Inc., and International Materials Inc. Mr. Shaw has received a BSc in Metallurgy and a Licentiate of the Institution of Metallurgists from London University in 1956. Mr. Shaw also attended Harbridge House for Engineering Management in 1974 and Advanced Management 1974.

LAURIE LEWANDOWSKI

         Ms. Lewandowski has been a director since January 2001. Since 1981, Ms. Lewandowski has held various positions at S.J. Electro Systems, Inc., our strategic partner, and has served as its Chief Executive Officer since 1985.

NATHAN FETTING

         Mr. Fetting has been a director since January 2001. Since 1989, Mr. Fetting has served as the Chief Financial Officer of S.J. Electro Systems, Inc. Mr. Fetting has received a BS in Accounting from the University of North Dakota.

YIANNIS MONOVOUKAS

         Dr. Monovoukas has been a director since October 2002. Dr. Monovoukas is currently President and CEO of TEI Biosciences, Inc., a tissue engineering and regenerative medicine company, which he joined in April 2001. From 1996 to 2001, he was the President, Chief Executive Officer and Chairman of Thermo Fibergen, a publicly traded subsidiary of the Thermo Electron Corp. Dr. Monovoukas holds an MBA from Harvard Business School, a B.S. degree from Columbia University, and a Masters and Ph.D. degrees from Stanford University, all in chemical engineering. His Ph.D. thesis work focused on the nucleation, growth and optical properties of colloidal crystals made from nano particles of high surface charge density. He started his career as a research scientist at Raychem Corporation in Menlo Park, California, where he developed, patented and helped commercialize a revolutionary materials-based technology for automotive and telecom applications. He joined Thermo Electron in 1995 where he launched Thermo Fibergen the following year. Thermo Fibergen, now Kadant Composites, is a world leader in cellulose-based controlled-release carriers for the delivery of agricultural chemicals and in fiber-based engineered composite materials.

ITEM 6.           EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

         The following table provides certain summary information concerning compensation paid or accrued during the last three years to our Chief Executive Officer, the three most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, or our Named Executive Officers:

                                                        ANNUAL COMPENSATION                     LONG-TERM COMPENSATION

                                                                                      RESTRICTED    SECURITIES
                                                                      OTHER ANNUAL      STOCK       UNDERLYING      ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR      SALARY      BONUS    COMPENSATION    AWARDS ($)    OPTIONS (#)   COMPENSATION
     ---------------------------       ----      ------      -----    ------------    ----------    -----------   ------------

William Zebuhr......................   2003     $   120,000     --            --             --        11,500        $    --
   Chief Executive Officer             2002     $   120,000     --            --             --        15,000        $    --
                                       2001     $   139,791     --            --             --           --         $    --

William Lockwood....................   2003     $   120,000     --            --             --         5,000        $    --
   President and Chief Operating       2002     $   120,000     --            --             --        20,000        $    --
   Officer                             2001     $   108,000     --            --             --           --         $    --

Fred Becker.........................   2003     $   130,000     --            --             --         5,000        $ 5,592
   Vice President of Engineering       2002     $   130,000     --            --             --         4,000        $    --
                                       2001     $    79,896     --            --             --        25,000        $    --



         OPTION GRANTS IN 2003

         The following table sets forth information concerning option grants to our Chief Executive Officer and our other Named Executive Officers:

                                          NUMBER OF       PERCENTAGE OF TOTAL
                                         SECURITIES       OPTIONS GRANTED TO      EXERCISE OR
                                         UNDERLYING       EMPLOYEES IN FISCAL     BASE PRICE
                NAME                       OPTIONS               YEAR               ($/SH)         EXPIRATION DATE
                ----                     ----------        ------------------     ------------      ---------------
William Zebuhr......................       11,500                45.1%              $ 5.00            10/24/2013
William Lockwood....................        5,000                19.6%                5.00            10/14/2013
Fred Becker.........................        5,000                19.6%                5.00            10/24/2013


         OPTION EXERCISES AND HOLDINGS

         The following table sets forth information concerning option exercises and the value of unexercised options held by our Chief Executive Officer and our other Named Executive Officers named in the summary compensation table as of the end of the last fiscal year:

                       AGGREGATED OPTION EXERCISES IN 2003
                     AND OPTION VALUES AT DECEMBER 31, 2003

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS HELD AT               OPTIONS HELD AT
                                                              DECEMBER 31, 2003            DECEMBER 31, 2003(1)
                                                            ----------------------         --------------------

          NAME            EXERCISED (#)  REALIZED ($)     EXERCISABLE    UNEXERCISABLE
          ----            -------------  ------------     -----------    -------------
William Zebuhr...........       0              0               4,000          22,500              $132,500
William Lockwood.........       0              0               6,500          18,500               125,000
Fred Becker..............       0              0              13,500          21,200               175,000



COMPENSATION OF DIRECTORS

None.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

None.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         LEASE AGREEMENTS

         In November 2004, the Company and William Zebuhr, our founder, Chairman and Chief Executive Officer, entered into a lease, which remains in effect until November 2006, for the lease of the 3,000 square feet of combined laboratory, research and development, prototype manufacturing and office space which comprises our main facility. Pursuant to the terms of the lease, we pay Mr. Zebuhr $2,500 per month. We also rent 1,950 square feet of manufacturing space in Nashua, New Hampshire, which was rented from Mr. Zebuhr commencing in November 2003 for a monthly rate of $700, is rented on a month-to-month basis. The Company believes that the lease terms are as favorable to the Company as would be available from an unaffiliated party.

         WMS ENTERPRISES

         In August 1997, we entered into a series of agreements with WMS encompassing a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement. The Debenture Purchase Agreement provided for the purchase of $180,000 in convertible debentures (the "WMS Convertible Debentures"), which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The WMS Convertible Debentures were convertible, at WMS' option, into shares of our common stock at the conversion price of $2.50 per share subject to adjustments. Any outstanding WMS Convertible Debentures would have been automatically be converted into shares of common stock at the conversion price upon the consummation of a public offering of at least $2,000,000. WMS was also granted the right of first offer to purchase, pro rata, a portion of any new securities that we may propose to sell and issue. The WMS Convertible Debentures carried an interest rate of prime plus one percent (1%) (5% at December 31, 2003) per annum, payable quarterly. Amounts outstanding on the Convertible Debentures at December 31, 2003 and 2002 were $60,000 and $120,000, respectively.

         In September 2000, we reached an agreement with WMS to convert all outstanding accrued interest on the Convertible Debentures into a demand note (the "WMS Demand Note") which carried an interest rate of prime plus one percent (1%) (5% at December 31, 2003) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, we issued certain warrants to purchase shares of our common stock. In addition, all future interest accruing on the WMS Convertible Debentures and the WMS Demand Note would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of common stock at the lower of market or $7.50. We also issued an additional WMS Demand Notes on these same terms for amounts due to WMS for interest and an initial installment provided in 2002 and 2001 totaling $20,020 and $60,000, respectively. In 2003, WMS advanced us $160,000 in additional WMS Demand Notes and converted the $60,000 WMS Convertible Debenture that came due in 2003 into a WMS Demand Note.

         In conjunction with the issuance of the WMS Demand Notes in 2003, the Company issued WMS common stock purchase warrants with a fair value of $193,263 which were recorded as a discount on the WMS Demand Notes.

         Amounts outstanding on the WMS Demand Notes at December 31, 2003 and 2002 were $412,850 and $177,181, respectively. All WMS Demand Notes Payable are due within one year as of December 31, 2003.

         Interest expense on the WMS Convertible Debentures and WMS Demand Notes for the years ended December 31, 2003 and 2002 was $13,004 and $16,300, respectively. Non-cash interest expense related to the discount on these WMS Demand Notes was $120,432 and $0 for the years ended December 31, 2003 and 2002.

         In June 2004, we renegotiated our outstanding Debenture Purchase Distribution and License Agreements with WMS, consolidating these three agreements into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding WMS Convertible Debentures and WMS Demand Notes were consolidated into a single note and all warrants previously issued to WMS and all contractual rights to purchase shares of our common stock that WMS previously enjoyed (related to the WMS Convertible Debentures) were replaced by two new warrants. Additionally, and as part of the new Debt Agreement, WMS purchased $100,000 in shares of our Series C Preferred Stock. The Debt Agreement contains multiple covenants, including a negative covenant restricting our ability to enter into any transaction selling or transferring more than fifty percent (50%) of our common stock, unless all debt owed to WMS is repaid at the closing. In event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with a right of first offer to purchase a pro rate portion of securities we may offer in the future, subject to certain exceptions (including an initial public offering). The amounts due under the Debt Agreement carry an interest rate of prime plus 1% and are due January 2, 2005 with six possible six month extensions, each at our option. Each extension would require us to issue WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share. At June 30, 2004, we owed WMS additional warrants to purchase 50,000 shares of common stock for the first loan extension through June 30, 2004, as well as warrants to purchase 15,000 shares of common stock for a prior loan extension past December 31, 2003. In conjunction with the Debt Agreement, the warrants previously issued to WMS totaling 96,486 shares exercisable at $5.00 per share and the rights to purchase shares under the WMS Convertible Debentures were exchanged for two warrants to purchase an aggregate of 72,000 and 170,964 shares of our common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. Because the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $298,804, was recorded as additional paid in capital and a debt discount on the notes payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. At September 30, 2004, non-cash interest expense related to the amortization of these discounts was $149,402.

         The Revised License amended and restated the License Agreement. The Revised License grants WMS a license to manufacture, use, market, distribute and/or sell distillers that incorporate our distillation technology. It also grants WMS the right to sublicense the sale, distribution and manufacture distillers that incorporate our distillation technology, subject only to the Company's review and approval, which shall not be unreasonably withheld. The Revised License provides exclusivity in the United States, Canada, and Mexico so long as WMS pays the Company certain minimum royalties. In addition, WMS agrees to pay royalties to the Company on product sales, subject to minimum royalty payments. Sales by sublicensees will render the same royalty payments as though the sales were made directly by WMS. After an initial five-year term starting from date of first commercial shipment, the Revised License will be automatically renewed annually thereafter, and may be terminated upon six months written notice by the Company if WMS fails to attain certain sales targets or royalty levels, or by WMS if the Revised License is rendered non-exclusive. Prior to December 31, 2005, WMS may terminate the Revised License on 30 days' prior written notice and upon such termination, the Company will issue WMS a five-year warrant to purchase 30,000 shares of the Company's common stock at an exercise price of $5.00 per share. Should the Company provide licensing to any other third party during the term of the Revised License, it will be deemed to have provided WMS a like license, except that WMS would not be obligated to pay any engineering or reimbursement costs that the original license may contemplate.

         The Distribution Agreement provided for the supply of product by the Company at least as favorable as the best discount rate offered by the Company to any of its customers. The Distribution Agreement shall run for an initial five year term commencing on the date of first product manufacture. Thereafter, the Distribution Agreement shall be renewable in three successive five-year periods unless terminated at the sole discretion of WMS prior to the end of the then-current period.

         S.J. ELECTRO SYSTEMS, INC.

         In conjunction with the issuance of Series A Preferred Stock on December 29, 2000, the Company entered a Strategic Alliance Agreement (the "Agreement") with S.J. Electro Systems, Inc. ("SJE"), an international distributor of septic system appliances, to develop, market, sell and distribute the Company's septic appliances that incorporate the Company's distiller technology. As part of the Agreement, the Company granted an exclusive license to SJE in its intellectual property for use in certain septic appliances. Under the Agreement, SJE will be responsible for developing and maintaining market channels for Ovation's distillation technology. As part of the agreement, the Company granted SJE with exclusive distribution rights in the United States, Canada, and Mexico. The exclusivity term shall commence on the date that both parties agree in writing that sales of commercial quantities of product are initially made, and terminates on the later of the 7th anniversary of the commencement date or the date that FJE received a total of $50,000,000 in profit-sharing. In no event shall the termination date exceed the 10th anniversary of the commencement date. The Agreement shall terminate upon the earlier of the exclusivity termination within the distribution rights terms or the termination of the distribution rights term. Contemporaneous with the Strategic Alliance and Distribution Agreements, the Company signed a License Agreement with SJE, which provided for payment of royalties to the Company equal to 5% of all product sold by SJE.

         In conjunction with the Agreement with SJE, the Company agreed to pay WMS in notes with warrants equal to 4% of the proceeds received by the Company from SJE, in exchange for WMS waiving its exclusive worldwide marketing rights. WMS elected the receipt of long term notes with accompanying warrants to purchase the Company's common stock at $5.00 per share. The warrants expire on the later of January 2, 2003 or three years from date of issuance. At December 31, 2003, these warrants totaled 16,004 shares at $5.00 per share, and have been recorded at fair value using the Black-Scholes option-pricing model assumptions. The resulting compensation expense was net against the proceeds of the Series A and Series B Preferred Stock in 2002 and 2001.

         ALEXANDROS PARTNERS LLC

         On April 1, 2002, the Company entered a consulting agreement with Alexandros Partners LLC ("Alexandros"). Alexandros was retained to provide services as advisors to the Company with respect to proposed capital financing as well as other financial management services, and the agreement was to continue until completion of a financing, but no later than April 1, 2003. Upon the initial closing of a financing, the Company is required to pay Alexandros $50,000 in cash, and issue Alexandros a warrant to purchase 20,000 shares of the Company's common stock. The warrant will have a five-year life at an exercise price equal to the price per share of the securities issued at the initial closing of the financing. Under the consulting agreement, the Company issued Alexandros a warrant to purchase 20,000 shares of the Company's common stock, which resulted in a charge of $60,184 to general and administrative expense in July 2002. In lieu of the $50,000 cash payment, the Company issued Alexandros 10,000 shares of its Series B Preferred Stock.

         On July 7, 2004, and after the expiration of the initial agreement, the Company entered into a second consulting agreement with Alexandros. The term of the agreement will expire upon the earlier of completion of a financing or July 7, 2005. Upon execution of the agreement, the Company paid Alexandros $22,000, and upon closing of a financing in an amount of at least $1 million, the Company will pay it's option of either a) $50,000 in cash, or b) shares of the Company's or its successor's common stock calculated as $50,000 divided by the purchase price per share of common stock issued in the financing. In addition, within 30 days of the financing, the Company will issue a warrant for 50,000 shares of common stock. The warrant will provide for full ratchet anti-dilution and will be exercisable for a period of seven years at an exercise price equal to the purchase price per share of common stock issued in the financing. The number of shares under the warrant will be adjusted to reflect certain instances of stock splits, recapitalizations, or dividends that may occur during the term of the warrant. The warrant will become exercisable upon any liquidation or transaction of the Company. The Company will pay out the same consideration as above if a transaction is closed as a result of Alexandros' efforts, but will only compensate the first such event to occur.

ITEM 8.           DESCRIPTION OF SECURITIES

         We have 8,000,000 authorized shares of common stock and 2,000,000 authorized shares of preferred stock. Of the 2,000,000 authorized shares of preferred stock, we have 200,000 authorized shares of Series A Preferred Stock, 300,000 authorized shares of Series B Preferred Stock, 300,000 authorized shares of Series B-1 Preferred Stock and 775,000 authorized shares of Series C Preferred Stock. As of the date of this registration statement, there are 623,301 shares of common stock, 160,000 shares of Series A Preferred Stock, 294,102 shares of Series B Preferred Stock, and 131,000 Series B-1 Preferred Stock and 513,016 Series C Preferred Stock outstanding, as well as outstanding warrants and options to purchase additional shares of capital stock as discussed below. The following description of capital stock of the Company is qualified in its entirety by reference to the Company's Second Amended and Restated Certificate of Incorporation.

COMMON STOCK

         The holders of our common stock:

         o have rights, subordinate to those of the holders of our preferred stock, to share ratably in dividends from funds legally available therefor, when, as and if declared by our Board of Directors;

         o are subject to the liquidation preferences of holders of our preferred stock and are entitled to share ratably, with the holders of our preferred stock on an as converted basis, in all of the assets of our Company available for distribution to holders of our common stock upon liquidation, dissolution or winding up of the affairs of our Company, following the satisfaction of the liquidation preferences of holders of our preferred stock;

         o do not have preemptive, subscription or conversion rights and do not enjoy any redemption or sinking fund provisions applicable thereto; and

         o are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders.

All shares of our common stock now outstanding are fully paid and nonassessable.

         The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of our Company if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

         Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have never paid or declared a dividend on our capital stock, and due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon our capital stock in the foreseeable future.

PREFERRED STOCK

         The holders of our outstanding preferred stock have equal ratable rights to six percent (6%) per annum cumulative dividends, from funds legally available therefor, payable when declared by our Board of Directors or upon a liquidation of our Company. The holders of our preferred stock are entitled to receive their proportionate share, on an "as converted" basis, prior to any dividend declared on our common stock.

         In the event of any liquidation and distribution of the assets of our Company, the holders of our preferred stock will be entitled to receive all accrued and unpaid dividends prior to payment to holders of common stock. Remaining assets, if any, will then be distributed pro rata to the holders of our preferred stock and common stock, counting preferred stock on an "as converted" basis. In the event that the available assets of our Company are insufficient to pay the preferred dividend on all outstanding shares of preferred stock, the holders of preferred stock will share in any distribution in proportion to their respective accrued and unpaid preferred dividend.

         Shares of our preferred stock are convertible at the option of the holder thereof into shares of our common stock at any time on a share-for-share basis and upon the occurrence of a reorganization by our Company that entitles holders of our common stock to receive stock, securities or assets with respect to or in exchange for shares of our common stock, the holders of our preferred stock will be treated as having exercised their conversion right immediately prior to the consummation of such reorganization. In the event that we sell shares of capital stock at a per share price lower than the per share conversion price applicable to a class of our preferred stock: (1) the holders the Series A, Series B and Series B-1 Preferred Stock are entitled to a weighted average anti-dilution protection adjustment and (2) the holders of our Series C Preferred Stock are entitled to an adjustment of the conversion price of the Series C Preferred Stock held by them to the price at which such sale occurs. Our preferred stock is not redeemable.

         Holders of our Series A Preferred Stock are entitled to elect two members of our Board of Directors. On all matters submitted for a vote of our stockholders, other than those described below, holders of the Series C Preferred Stock will vote (on an "as converted" basis) with holders of our common stock and other outstanding series of preferred stock. In addition to any other consent required by law, without the consent of the holders of a majority of the outstanding shares of our Series A Preferred Stock, we may not (1) authorize or designate any shares having priority over the Series A Preferred Stock or ranking on a parity therewith as to dividends or distribution of assets upon any liquidation of our Company, (2) with respect to our common stock, make any redemption, repurchase or payment of dividends or other distribution (with an exception for certain common stock repurchases), (3) amend our Second Amended and Restated Certificate of Incorporation or Bylaws so as to adversely affect any existing provision relating to the rights of the holders of our Series A Preferred Stock or (4) voluntarily dissolve or liquidate our Company. In addition to any other consent required by law, without the consent of the holders of a majority of the outstanding shares of our Series C Preferred Stock, Series B-1 Preferred Stock and Series B Preferred Stock voting together as a class, we may not (1) authorize or designate any shares having priority over the Series C Preferred Stock, Series B-1 Preferred Stock or Series B Preferred Stock or ranking on a parity therewith as to dividends or distribution of assets upon any liquidation of our Company, (2) with respect to our common stock, make any redemption, repurchase or payment of dividends or other distribution (with an exception for certain common stock repurchases), (3) amend our Second Amended and Restated Certificate of Incorporation or Bylaws so as to adversely affect any existing provision relating to the rights of the holders of our Series C preferred stock, Series B-1 Preferred Stock or Series B Preferred Stock or (4) voluntarily dissolve or liquidate our Company.

ADDITIONAL RIGHTS OF HOLDERS OF PREFERRED STOCK

         In connection with the sale of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 and Series C Preferred Stock entered into the Third Amended and Restated Investor Rights Agreement, whereby we granted such holders certain "piggyback" registration rights on any registration statement filed by us, except for registration statements on Forms S-4 or S-8.

         In connection with the sale of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock were also granted a right of first refusal and co-sale rights on shares of our common stock held by certain officers and directors. Pursuant to the Third Amended and Restated First Refusal and Co-Sale Agreement, if such holders of common stock desire to transfer their shares of common stock, a holder must first offer the shares to us and then to the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and other holders of common stock. If we or the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock decline to purchase the offered shares and intend to sell such offered shares, the holders of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock are entitled to elect to participate in the transfer of shares on an as-converted basis.

STOCK OPTIONS AND WARRANTS

         In October 2004, the Company's shareholders approved an increase in the stock option pool from 350,000 to 450,000 shares. As of the date of this registration statement, we had outstanding options to purchase up to 294,197 shares of common stock granted under our 1999 Stock Option Plan, and an additional 155,803 shares available under the plan for future grants of stock options.

         As of the date of this registration statement, we had outstanding warrants to purchase up to 240,964 shares of our common stock at $5.00 per share, and 72,000 shares at $2.50 per share. We also had outstanding warrants to purchase 198,900 shares of Series C Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

         We have 8,000,000 authorized shares of common stock and 2,000,000 authorized shares of preferred stock. Of the 2,000,000 authorized shares of preferred stock, we have 200,000 authorized shares of Series A Preferred Stock, 300,000 authorized shares of Series B Preferred Stock, 300,000 authorized shares of Series B-1 Preferred Stock and 775,000 authorized shares of Series C Preferred Stock. As of December 31, 2003, the Company has a total of 1,235,203 shares outstanding, and outstanding warrant/options to purchase common stock totaling 391,463. Please see "Description of Capital Stock" for a description of our outstanding capital stock, outstanding options and warrants to purchase our common stock, and securities convertible into or common stock.

         Immediately prior to the filing of this registration statement, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or an expectation that such sales may occur, could adversely affect prevailing market prices.

RULE 144

         In general, under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     o 1% of the number of shares of our common stock then outstanding, which will equal approximately 6,293 shares of our common stock; or

     o the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

         Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days. Taking into account shares of our common stock issuance upon conversion of issued and outstanding shares of preferred stock, a total of 1,282,963 shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this registration statement.

RULE 144(k)

         Under Rule 144(k) under the Securities Act as in effect on the date of this registration statement, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 431,183 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this registration statement and 487,183 shares will qualify for resale under Rule 144(k) within 180 days of the date of this registration statement.

RULE 701

         Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this registration statement before selling their shares.

DIVIDEND POLICY

         Our payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have never paid or declared a dividend on our capital stock, and due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon our capital stock in the foreseeable future.

HOLDERS OF RECORD

         As of January 10, 2005 we had 47 holders of our Capital Stock, 1 holder of our Series A Preferred Stock, 39 holders of our Series B Preferred Stock, 12 holders of our Series B-1 Preferred Stock, and 42 holders of our Series C Preferred Stock.

REGISTRATION RIGHTS

         As described above in "Description of Capital Stock , and taking into account shares of our common stock issuance upon conversion of issued and outstanding shares of preferred stock, the holders of 1,282,963 shares of our Capital Stock and warrants to purchase 514,864 shares of our capital stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Capital Stock is and when it were to begin trading on the OTC Bulletin Board.

STOCK OPTIONS

         We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1999 Stock Option Plan. The registration statement is expected to be filed and become effective as soon as practicable after this registration statement is declared effective]. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions applicable to these shares.

         The following table sets forth information concerning the shares of common stock that be issued upon exercise of outstanding options under all of Ovation's equity compensation plans as of December 31, 2003.

----------------------------------------------------------------------------------------------------------------------
                                  NUMBER OF SECURITIES TO       WEIGHTED-AVERAGE             NUMBER OF SECURITIES
                                 BE ISSUED UPON EXERCISE OF     EXERCISE PRICE OF           REMAINING AVAILABLE FOR
                                   OUTSTANDING OPTIONS         OUTSTANDING OPTIONS           FUTURE ISSUANCE UNDER
                                                                                              EQUITY COMPENSATION
                                                                                                PLANS (EXCLUDING
                                                                                            SECURITIES REFLECTED IN
                                                                                                    COLUMN(a))
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
  EQUITY COMPENSATION                 232,622                       $5.14                      155,803
   PLANS APPROVED BY
   SECURITY HOLDERS
----------------------------------------------------------------------------------------------------------------------
  EQUITY COMPENSATION                 N/A                           N/A                        N/A
 PLANS NOT APPROVED BY
   SECURITY HOLDERS
----------------------------------------------------------------------------------------------------------------------
         TOTAL
----------------------------------------------------------------------------------------------------------------------

ITEM 2.           LEGAL PROCEEDINGS

         None.

ITEM 3.           CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

        CONVERTIBLE BRIDGE FINANCING

        Between October and December 2003 the Company completed an $800,000 convertible bridge financing with a 12.5% interest rate. The outstanding principle and accrued interest under the bridge facility was automatically convertible into the series of the Company's preferred stock issued in a financing raising at least $1 million and completed prior to June 30, 2004. The outstanding principal and accrued interest under the bridge facility was converted on June 30, 2004, into an aggregate of 173,976 shares of the Company's Series C Preferred Stock.

        DEBT FINANCING

        The Company had notes payable to WMS Enterprises totaling $470,185 evidenced by convertible debentures issued pursuant to a Debenture Purchase Agreement, dated as of August 21, 1997, as amended. Pursuant to an Amended and Restated Debt Agreement dated as of June 30, 2004, the outstanding convertible debentures were exchanged for a note with an aggregate principle amount of $478,535 and warrants for 72,000 and 170,964 shares of common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants each have a term of ten years. See "Certain Relationships and Related Transactions" for a Description of the notes issued pursuant to the Restated Debt Agreement.

        SERIES A PREFERRED STOCK

        On December 29, 2000, the Company sold 160,000 shares of its Series A Preferred Stock to S.J. Electro Systems, Inc., at $11.25 per share, for gross proceeds of $1,800,000. Issuance costs totaled $53,032, and were netted against the proceeds of the Series A Preferred Stock.

        In connection with the issue of the Series A Preferred Stock, the Company also issued to SJE a warrant to purchase up to 40,000 additional shares of Series A Preferred Stock, at an exercise price of $20.00 per share, based on the same terms and conditions as the purchased Series A Preferred Stock. The warrants were issued upon payment in full of the purchase, and expired on May 25, 2002. In addition, the Company entered into a distribution and strategic alliance agreement with SJE, in which the parties will work cooperatively to develop, market, sell, and distribute septic appliances which incorporate the Company's distiller technology. See "Certain Relationships and Related Transactions".

        SERIES B PREFERRED STOCK

        In November 2002, the Company concluded its offering of 273,102 shares of Series B Preferred Stock at $5.00 per share for gross proceeds of $1,365,510. Issuance costs totaled $91,290, and were net against the proceeds of the Series B Preferred Stock. An additional 21,000 shares of Series B Preferred Stock were issued as a placement fee and in exchange for engineering services, for a total value of $105,000.

         SERIES B-1 PREFERRED STOCK

         Throughout 2003, the Company sold 131,000 shares of Series B-1 Preferred Stock at a price of $5.00 per share for gross proceeds of $655,000. Issuance costs of $47,710 were netted against the proceeds of the Series B-1 Preferred Stock.

         SERIES C PREFERRED STOCK

        Through December 2004, the Company issued 339,040 shares of Series C Preferred Stock at $5.00 per share for gross proceeds of $1,695,200. Issuance fees of $72,091 were net against the proceeds. Holders of the Series C Preferred Stock received warrants to purchase Series C Preferred Stock at $5.00 per share, and equal to 30% of the number of Series C Preferred Stock purchased by the holder in the offering. The warrants expire two years from the date of issuance.

        The offer and sale of the Company's Convertible Bridge Notes, the Notes issued to WMS Enterprises, the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, and the Series C Preferred Stock (collectively, the "Company Securities") were exempt from the registration requirements of Section 5 of the Securities Act, as amended, pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company relied on the following facts in determining that the offer and sale of the Company Securities qualified for the exemption provided by Rule 506:

              o The offers and sales satisfied all of the terms and conditions of Rule 501 and 502 under the Securities Act;

              o There were no more than 35 purchasers of Company Securities from the Company under each of the offers pursuant to Rule 506 under the Securities Act;

              o Each purchaser who was not an accredited investor, either alone or with a purchaser representative(s) had such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the Company reasonably believed immediately prior to making any sale that such purchaser satisfied the criteria described; and

              o The Company is not and has not been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining the Company for failure to comply with Rule 503 under the Securities Act.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant's certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.


           Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Pursuant to our Second Amended and Restated Certificate of Incorporation, we are authorized to indemnify, and advance expenses to, its directors and officers to the fullest extent permitted by law. This description of our Second Amended and Restated Certificate of Incorporation is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation.

                                     PART FS

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STATE COMPANY)

             For the Nine Months Ended September 30, 2004 and 2003,
               For the Years Ended December 31, 2003 and 2002, and
                For the Period from Inception (March 1, 1996) to
                               September 30, 2004


                                                                                                               PAGE

Report of Independent Registered Public Accounting Firm.........................................................F-1

Balance Sheets as of September 30, 2004 (unaudited), December 31, 2003 and 2002 ................................F-2

Statements of Loss for the nine months ended September 30, 2004 and 2003 (unaudited), the years ended December 31, 2003 and 2002, and the period from March 1, 1996 (inception) to
     September 30, 2004 (unaudited).............................................................................F-3

Statements of Changes in Stockholders' Equity (Deficit) for the period from March 1, 1996
     (inception) to September 30, 2004 (unaudited)..............................................................F-4

Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited), the years ended December 31, 2003 and 2002, and the period from March 1, 1996 (inception)  to
     September 30, 2004 (unaudited).............................................................................F-5

Notes to Financial Statements...................................................................................F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
Ovation Products Corporation
Nashua, New Hampshire


We have audited the accompanying balance sheets of Ovation Products Corporation (a corporation in the development stage) as of December 31, 2003 and 2002 and the related statements of loss, changes in stockholders' equity (deficit) and cash flows for the years then ended and for the cumulative period from inception (March 1, 1996) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ovation Products Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception (March 1, 1996) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise and has suffered recurring losses from operations since inception and will need to obtain additional funding or alternative means of financial support or both, prior to December 31, 2004 in order to continue as a going concern. These factors raise substantial doubt concerning the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in
Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Wolf & Company, P.C.
Boston, Massachusetts
September 9, 2004

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS


                                                          ASSETS
                                                                                                     December 31,
                                                                                             ----------------------------
                                                                           September 30,
                                                                               2004             2003             2002
                                                                           -------------     -----------      -----------
Current assets:                                                             (UNAUDITED)
   Cash and cash equivalents                                                $   440,615      $   286,546      $    71,245
   Other receivable                                                                  --           30,000               --
   Prepaid expenses                                                              14,508            5,000           18,562
                                                                            -----------      -----------      -----------
      Total current assets                                                      455,123          321,546           89,807
                                                                            -----------      -----------      -----------

Property and equipment, net of accumulated depreciation                          14,135           10,748           14,288
                                                                            -----------      -----------      -----------
Other assets:
   Patents, net of accumulated amortization                                     368,726          322,249          263,532
                                                                            -----------      -----------      -----------

      Total assets                                                          $   837,984      $   654,543      $   367,627
                                                                            ===========      ===========      ===========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                                         $   402,302      $   380,741      $   310,939
   Accrued expenses                                                             152,538          110,653           65,402
   Convertible debentures - current portion                                          --               --           60,000
   Notes payable - current portion, net of discount                             329,133               --          123,188
   Bridge notes payable, net of discount                                             --          698,775               --
   Preferred stock deposits                                                          --               --           75,000
   Customer deposits                                                             80,000           80,000               --
                                                                            -----------      -----------      -----------
      Total current liabilities                                                 963,973        1,270,169          634,529
                                                                            -----------      -----------      -----------

Long-term liabilities:
   Convertible debentures, less current portion                                      --           60,000           60,000
   Notes payable, less current portion                                               --          340,019           53,993
                                                                            -----------      -----------      -----------
      Total liabilities                                                         963,973        1,670,188          748,522
                                                                            -----------      -----------      -----------

Commitments

Stockholders' equity (deficit):
   Series A Preferred Stock, $1.00 par value; 200,000 shares
     authorized;  160,000 shares issued and outstanding; (preference
     in liquidation of $346,748 at September 30, 2004)                        1,746,968        1,746,968        1,746,968
   Series B Preferred Stock, $1.00 par value; 300,000 shares
     authorized; 294,102 shares issued and outstanding;  (preference
     in liquidation of $184,568 at September 30, 2004)                        1,379,205        1,379,205        1,379,205
   Series B-1 Preferred Stock, $1.00 par value; 300,000 shares authorized; 131,000 shares issued and outstanding at September 30,
     2004 and December 31, 2003 and 0 at December 31, 2002;
     (preference in liquidation of $54,764 at September 30, 2004)               607,290          607,290               --
   Series C Preferred Stock, $1.00 par value; 775,000 shares
     authorized at September 30, 2004 and 0 at  December  31, 2003
     and 2002; 462,016 shares issued and outstanding at September 30,
     2004, and 0 at December 31, 2003 and 2002; (preference in
     liquidation of $33,009 at September 30, 2004)                            1,970,481               --               --
   Common stock, $1.00 par value; 8,000,000 shares authorized;
     623,301 shares issued and outstanding                                      623,301          623,301          623,301
   Additional paid-in capital                                                 3,018,122        2,323,460        1,719,090
   Deficit accumulated during development stage                              (9,471,356)      (7,695,869)      (5,849,459)
                                                                            -----------      -----------      -----------
      Total stockholders' equity (deficit)                                     (125,989)      (1,015,645)        (380,895)
                                                                            -----------      -----------      -----------

      Total liabilities and stockholders' equity (deficit)                  $   837,984      $   654,543      $   367,627
                                                                            ===========      ===========      ===========


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND NOTES TO FINANCIAL STATEMENTS.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                               STATEMENTS OF LOSS

                                                                                                             Period of
                                                                                                              March 1,
                                                                                                                1996
                                        Nine months ended September                                       (inception) to
                                                     30,                     Year ended December 31,         September
                                        ----------------------------      ----------------------------          30,
                                           2004             2003             2003             2002             2004
                                        -----------      -----------      -----------      -----------      -----------
                                        (UNAUDITED)      (UNAUDITED)                                        (UNAUDITED)

Revenues                                $        --      $        --      $        --      $        --      $        --
                                        -----------      -----------      -----------      -----------      -----------

Operating expenses:
   Research and development                 902,732          751,266          913,548        1,070,153        5,782,021
   Sales and marketing                        8,128            6,489            7,171            8,598           24,292
   General and administrative               475,567          283,925          626,438          681,739        2,785,610
                                        -----------      -----------      -----------      -----------      -----------
      Total operating expenses            1,386,427        1,041,680        1,547,157        1,760,490        8,591,923
                                        -----------      -----------      -----------      -----------      -----------

      Operating loss                     (1,386,427)      (1,041,680)      (1,547,157)      (1,760,490)      (8,591,923)
                                        -----------      -----------      -----------      -----------      -----------

Other income (expense):
   Interest income                            2,185            1,049            1,850            2,899           29,850
   Interest expense                        (387,571)         (88,642)        (294,895)         (26,602)        (881,283)
                                        -----------      -----------      -----------      -----------      -----------
      Other expense, net                   (385,386)         (87,593)        (293,045)         (23,703)        (851,433)
                                        -----------      -----------      -----------      -----------      -----------

Loss before provision for
  income taxes                           (1,771,813)      (1,129,273)      (1,840,202)      (1,784,193)      (9,443,356)

Provision for income taxes                    3,674            2,447            6,208            6,447           28,000
                                        -----------      -----------      -----------      -----------      -----------

      Net loss                          $(1,775,487)     $(1,131,720)     $(1,846,410)     $(1,790,640)     $(9,471,356)
                                        ===========      ===========      ===========      ===========      ===========

Basic and diluted net loss per
  common share                          $     (2.85)     $     (1.82)     $     (2.96)     $     (2.87)     $    (19.40)
                                        ===========      ===========      ===========      ===========      ===========

Shares used in computing basic and
  diluted net loss per common share         623,301          623,301          623,301          623,131          488,263
                                        ===========      ===========      ===========      ===========      ===========


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND NOTES TO FINANCIAL STATEMENTS.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                              Series A               Series B
                                                                          Preferred Stock        Preferred Stock
                                                       Common Stock      --------------------   --------------------
                                                    Shares     Amount    Shares      Amount     Shares      Amount
                                                    -------   --------   -------   ----------   -------   ----------
Balance at Inception (March 1, 1996)                     --   $     --        --   $       --        --   $       --
Issuance of common stock to founders                284,400    284,400        --           --        --           --
Issuance of common stock                             18,000     18,000        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 1996                        302,400    302,400        --           --        --           --
Issuance of common stock                             12,000     12,000        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 1997                        314,400    314,400        --           --        --           --
Issuance of common stock                            127,760    127,760        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 1998                        442,160    442,160        --           --        --           --
Issuance of common stock                             31,000     31,000        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 1999                        473,160    473,160        --           --        --           --
Issuance of common stock                            149,941    149,941        --           --        --           --
Fair value of stock options and warrants granted
    to non-employees                                     --         --        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 2000                        623,101    623,101        --           --        --           --
Issuance of Series A Preferred Stock and
    warrants, net of issuance costs of $52,032           --         --   160,000    1,746,968        --           --
Intrinsic value of options granted to an employee        --         --        --           --        --           --
Fair value of warrants issued to non-employees           --         --        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 2001                        623,101    623,101   160,000    1,746,968        --           --
Issuance of Series B Preferred Stock, net of
    issuance costs of $91,290                            --         --        --           --   283,102    1,324,205
Issuance of common stock for services                   200        200        --           --        --           --
Series B Preferred Stock issued in exchange for
    engineering services                                 --         --        --           --    11,000       55,000
Intrinsic value of options granted to an employee        --         --        --           --        --           --
Fair value of stock options and warrants granted
    to non-employees                                     --         --        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 2002                        623,301    623,301   160,000    1,746,968   294,102    1,379,205
Issuance of Series B-1 Preferred Stock, net of
    issuance costs of $47,710                            --         --        --           --        --           --
Fair value of warrants issued in connection with
    bridge notes payable                                 --         --        --           --        --           --
Beneficial conversion feature on bridge notes
    payable                                              --         --        --           --        --           --
Fair value of stock options and warrants granted
    to non-employees                                     --         --        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------
Balance at December 31, 2003                        623,301    623,301   160,000    1,746,968   294,102    1,379,205
Issuance of Series C Preferred Stock and
    warrants, net of issuance costs of $72,091           --         --        --           --        --           --
Conversion of bridge notes and accrued interest
    into Series C Preferred Stock                        --         --        --           --        --           --
Fair value of warrants issued in connection with
    notes payable                                        --         --        --           --        --           --
Fair value of stock options granted to
    non-employees                                        --         --        --           --        --           --
Net loss                                                 --         --        --           --        --           --
                                                    -------   --------   -------   ----------   -------   ----------

Balance at September 30, 2004 (unaudited)           623,301   $623,301   160,000   $1,746,968   294,102   $1,379,205
                                                    =======   ========   =======   ==========   =======   ==========


                                                      Series B-1           Series C        (Discount)     Deficit
                                                    Preferred Stock     Preferred Stock    Additional    Accumulated  Stockholders'
                                                   -----------------  -------------------    Paid in       During        Equity
                                                   Shares    Amount   Shares     Amount      capital     Development    (Deficit)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at Inception (March 1, 1996)                    --  $     --       --  $       --  $        --   $        --   $        --
Issuance of common stock to founders                    --        --       --          --     (277,330)           --         7,070
Issuance of common stock                                --        --       --          --       27,000            --        45,000
Net loss                                                --        --       --          --           --       (50,197)      (50,197)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 1996                            --        --       --          --     (250,330)      (50,197)        1,873
Issuance of common stock                                --        --       --          --       18,000            --        30,000
Net loss                                                --        --       --          --           --      (178,101)     (178,101)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 1997                            --        --       --          --     (232,330)     (228,298)     (146,228)
Issuance of common stock                                --        --       --          --      451,440            --       579,200
Net loss                                                --        --       --          --           --      (430,587)     (430,587)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 1998                            --        --       --          --      219,110      (658,885)        2,385
Issuance of common stock                                --        --       --          --      124,000            --       155,000
Net loss                                                --        --       --          --           --      (538,696)     (538,696)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 1999                            --        --       --          --      343,110    (1,197,581)     (381,311)
Issuance of common stock                                --        --       --          --      945,964            --     1,095,905
Fair value of stock options and warrants granted
    to non-employees                                    --        --       --          --      124,083            --       124,083
Net loss                                                --        --       --          --           --    (1,152,737)   (1,152,737)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 2000                            --        --       --          --    1,413,157    (2,350,318)     (314,060)
Issuance of Series A Preferred Stock and
    warrants, net of issuance costs of $52,032          --        --       --          --       23,622            --     1,770,590
Intrinsic value of options granted to an employee       --        --       --          --       49,000            --        49,000
Fair value of warrants issued to non-employees          --        --       --          --      101,799            --       101,799
Net loss                                                --        --       --          --           --    (1,708,501)   (1,708,501)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 2001                            --        --       --          --    1,587,578    (4,058,819)     (101,172)
Issuance of Series B Preferred Stock, net of
    issuance costs of $91,290                           --        --       --          --        2,243            --     1,326,448
Issuance of common stock for services                   --        --       --          --          800            --         1,000
Series B Preferred Stock issued in exchange for
    engineering services                                --        --       --          --           --            --        55,000
Intrinsic value of options granted to an employee       --        --       --          --       82,500            --        82,500
Fair value of stock options and warrants granted
    to non-employees                                    --        --       --          --       45,969            --        45,969
Net loss                                                --        --       --          --           --    (1,790,640)   (1,790,640)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 2002                            --        --       --          --    1,719,090    (5,849,459)     (380,895)
Issuance of Series B-1 Preferred Stock, net of
    issuance costs of $47,710                      131,000   607,290       --          --           --            --       607,290
Fair value of warrants issued in connection with
    bridge notes payable                                --        --       --          --      121,470            --       121,470
Beneficial conversion feature on bridge notes
    payable                                             --        --       --          --      121,471            --       121,471
Fair value of stock options and warrants granted
    to non-employees                                    --        --       --          --      361,429            --       361,429
Net loss                                                --        --       --          --           --    (1,846,410)   (1,846,410)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------
Balance at December 31, 2003                       131,000   607,290       --          --    2,323,460    (7,695,869)   (1,015,645)
Issuance of Series C Preferred Stock and
    warrants, net of issuance costs of $72,091          --        --  288,040   1,100,601      267,508            --     1,368,109
Conversion of bridge notes and accrued interest
    into Series C Preferred Stock                       --        --  173,976     869,880           --            --       869,880
Fair value of warrants issued in connection with
    notes payable                                       --        --       --          --      298,805            --       298,805
Fair value of stock options granted to
    non-employees                                       --        --       --          --      128,349            --       128,349
Net loss                                                --        --       --          --           --    (1,775,487)   (1,775,487)
                                                   -------  --------  -------  ----------  -----------   -----------   -----------

Balance at September 30, 2004 (unaudited)          131,000  $607,290  462,016  $1,970,481  $ 3,018,122   $(9,471,356)  $  (125,989)
                                                   =======  ========  =======  ==========  ===========   ===========   ===========


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND NOTES TO FINANCIAL STATEMENTS.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

                                                                                                                       Period of
                                                                                                                        March 1,
                                                                                                                         1996
                                                           Nine months ended                                        (inception) to
                                                             September 30,              Year ended December 31,        September
                                                      ---------------------------     ---------------------------         30,
                                                         2004            2003            2003            2002            2004
                                                      -----------     -----------     -----------     -----------     -----------
                                                      (UNAUDITED)     (UNAUDITED)                                     (UNAUDITED)
Cash flows from operating activities:
   Net loss                                           $(1,775,487)    $(1,156,611)    $(1,846,410)    $(1,790,640)    $(9,471,355)
   Adjustments to reconcile net loss to net cash
     used in operating activities:                             --
      Depreciation                                          2,202           2,655           3,540           5,341          33,463
      Amortization of patents                               6,193           5,074           6,765           8,604          21,562
      Stock-based compensation related to options
        and warrants                                      128,349         185,667         168,166         121,668         630,040
      Non-cash interest expense on notes payable
        and bridge notes                                  399,024         281,376         277,817          23,100         773,845
      Non-cash investment service expenses                     --              --              --          20,020          20,020
      Non-cash research and development expenses               --              --              --          56,000          56,000
      Changes in operating assets and liabilities:             --              --              --              --              --
        Other receivable                                   30,000              --         (30,000)             --              --
        Prepaid expenses                                   (9,508)        (15,000)         13,562         (11,107)        (14,508)
        Customer deposits                                      --          80,000          80,000              --          80,000
        Accounts payable                                   21,561         (43,240)         69,802         189,009         402,302
        Accrued expenses                                   41,885          62,604          45,251          41,311         152,538
                                                      -----------     -----------     -----------     -----------     -----------
           Net cash used in operating activities       (1,155,781)       (597,475)     (1,211,507)     (1,336,694)     (7,316,093)
                                                      -----------     -----------     -----------     -----------     -----------

Cash flows from investing activities:
   Purchases of property and equipment                     (5,589)             --              --          (3,519)        (47,599)
   Purchases of patents                                   (52,670)         78,073         (65,482)        (26,618)       (390,288)
                                                      -----------     -----------     -----------     -----------     -----------
           Net cash provided by (used in)
investing activities                                      (58,259)         78,073         (65,482)        (30,137)       (437,887)
                                                      -----------     -----------     -----------     -----------     -----------

Cash flows from financing activities:
   Proceeds from notes payable                                 --        (113,993)        160,000              --         300,861
   Proceeds from bridge notes payable and warrants             --         250,000         800,000              --         800,000
   Proceeds from convertible debentures                        --              --              --              --         120,000
   Proceeds (repayments) from deposits on
     preferred stock offering                                  --         (75,000)        (75,000)         24,990              --
   Proceeds from issuance of Series C stock, net
     of issuance costs                                  1,368,109              --              --              --       1,368,109
   Proceeds from issuance of Series B-1 preferred
     stock, net of issuance costs                              --         607,290         607,290              --         607,290
   Proceeds from issuance of Series B preferred
     stock, net of issuance costs                              --              --              --       1,326,448       1,328,903
   Proceeds from issuance of Series A preferred
     stock, net of issuance costs                              --              --              --              --       1,757,256
   Proceeds from issuance of common stock                      --              --              --              --       1,912,176
                                                      -----------     -----------     -----------     -----------     -----------
           Net cash provided by financing
activities                                              1,368,109         668,297       1,492,290       1,351,438       8,194,595
                                                      -----------     -----------     -----------     -----------     -----------

Net increase (decrease) in cash and cash
  equivalents                                             154,069         148,895         215,301         (15,393)        440,615
Cash and cash equivalents at beginning of period          286,546          71,245          71,245          86,638              --
                                                      -----------     -----------     -----------     -----------     -----------

Cash and cash equivalents at end of period            $   440,615     $   220,140     $   286,546     $    71,245     $   440,615
                                                      ===========     ===========     ===========     ===========     ===========

Supplemental disclosures:
   Cash paid for interest                             $     4,232     $     1,418     $     3,398     $     1,418     $     9,869
                                                      ===========     ===========     ===========     ===========     ===========
   Cash paid for taxes                                $       200     $        --     $     6,374     $     6,571     $    28,000
                                                      ===========     ===========     ===========     ===========     ===========

Non-cash investing and financing activities:
   Notes payable issued for accrued interest          $        --     $        --     $    13,004     $    16,300     $   110,165
                                                      ===========     ===========     ===========     ===========     ===========
   Convertible debentures converted to a note
     payable                                          $    60,000     $        --     $    60,000     $        --     $   120,000
                                                      ===========     ===========     ===========     ===========     ===========
   Bridge notes converted into Series C Preferred
     Stock                                            $   869,880     $        --     $        --     $        --     $   869,880
                                                      ===========     ===========     ===========     ===========     ===========


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND NOTES TO FINANCIAL STATEMENTS.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002,
 AND THE CUMULATIVE PERIOD FROM INCEPTION (MARCH 1, 1996) TO SEPTEMBER 30, 2004
                  (INFORMATION RELATED TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2004 AND 2003 IS UNAUDITED)

1.      NATURE OF BUSINESS AND BASIS OF PRESENTATION

        Ovation Products Corporation ("the Company") is engaged in the business of designing and developing distillation technology for waste water treatment, water purification and related processes. The Company's core technology offers vapor compression-distillation technology in a small-sized appliance for use in a variety of settings including residential water cleaning, residential water recycling and small-volume industrial recycling and waste water disposal.

        In the opinion of management, for the unaudited interim financial information presented, all adjustments (consisting of normal recurring adjustments) which are necessary for a fair statement of operating results have been made.

        The Company is subject to a number of risks similar to those of other earlier-stage technology companies. These risks include, but are not limited to, rapid technological change, dependence on key personnel, competing new product introductions and other activities of competitors, the successful development and marketing of its products, and the need to obtain adequate additional capital necessary to fund future operations.

        Since its inception on March 1, 1996, the Company has devoted its efforts principally to research and development, business development activities and raising capital. As a result, the Company is considered a development stage company pursuant to Statement of Financial Accounting Standards (SFAS) No. 7, ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES. Accumulated deficit for the period from inception (March 1, 1996) through December 31, 2003 was $7,695,869 and $9,471,356 through
        September 30, 2004.

        The Company's future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred net losses of $1,846,410 and $1,790,640 for the years ended December 31, 2003 and 2002, respectively. Additionally, the Company has a working capital deficit of $948,623 and stockholders' deficit of $1,015,645 at December 31, 2003. There is no assurance that the Company can reverse its operating losses, or that it can raise additional capital to allow it to continue its planned operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

        Management expects that the Company will continue to experience negative cash flows from operations and net losses for the foreseeable future. Based upon management's current plans, management believes that the Company's existing capital resources, plus the proceeds of a planned private placement of approximately $5 million, will be sufficient to meet the Company's operating expenses and capital requirements through December 2005. However, changes in management's business strategy, technology development, or marketing plans or other events affecting management's operating plans and expenses, may result in the


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        NATURE OF BUSINESS AND BASIS OF PRESENTATION (CONCLUDED)

        expenditure of existing cash before that time. If this occurs, the Company's ability to meet its cash obligations as they become due and payable will depend on the Company's ability to issue securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds on acceptable terms, or at all.

        If the Company does not complete the planned private placement, and if no other sources of additional capital are available, management anticipates that it would substantially reduce the Company's operating expenses to the minimum required to support the continued development of its technology. It may be necessary to relinquish some of the rights to the Company's technologies or grant licenses on terms not favorable to the Company. There can be no assurance that the Company's negative cash flow will not necessitate ceasing of operations entirely.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates that are particularly susceptible to change are the estimated useful life of patents, fair value of equity instruments issued and valuation reserves on deferred tax assets.

        CASH EQUIVALENTS

        The Company considers short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. Cash equivalents of $273,755 and $48,034 as of December 31, 2003 and 2002, respectively, primarily consisted of money market funds held by large financial institutions in the United States.

        FINANCIAL INSTRUMENTS

        The Company's financial instruments, consisting of cash equivalents, accounts receivable and debt, are carried at cost, which approximates fair value due to the short-term nature of these instruments.

        PROPERTY AND EQUIPMENT

        Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method based on the respective asset's estimated useful life. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

                 Computer equipment                    5 years
                 Furniture and equipment             5 - 7 years

        PATENTS

        Costs of obtaining new patents are capitalized as incurred. Patent costs are amortized over the legal life of the patents, generally twenty years, starting on the patent issue date. The costs of unsuccessful and abandoned patent applications are expensed when abandoned. The cost to maintain existing patents are expensed as incurred.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INTANGIBLE ASSETS

        The Company follows SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. The Company reviews the carrying value of indefinite-lived intangible assets for impairment at least annually, unless significant changes in circumstances indicate a potential impairment may have occurred sooner. Intangible assets consist of patent costs. As of December 31, 2003 and 2002, there was no impairment of intangible assets.

        IMPAIRMENT OF LONG-LIVED ASSETS

        The Company follows SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded based upon various techniques to estimate fair value. Long-lived assets consist of property and equipment. As of December 31, 2003 and 2002, there was no impairment of long-lived assets.

        RESEARCH AND DEVELOPMENT COSTS

        Costs  incurred for research and  development  are expensed as incurred.
        Research  and  development   expense   primarily   comprises   salaries,
        salary-related expenses and costs of contractors and materials.

        INCOME TAXES

        The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recorded to the extent that their realization is more likely than not.

        STOCK-BASED COMPENSATION

        Awards under the Company's stock option plans are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related interpretations, in accounting for its employee stock options, as allowed under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock's fair market value on the grant date. The Company has adopted the disclosure requirements of SFAS No. 123, which is based on the fair value method of measuring stock-based compensation. The Company accounts for stock-based compensation issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES (EITF 96-18).

        The weighted-average fair value of options granted during 2003 and 2002 was $3.00 and $3.29 per share, respectively, and $3.02 for the nine months ended September 30, 2004. The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The following assumptions were made for grants in 2003 and 2002:


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        STOCK-BASED COMPENSATION (CONCLUDED)

                                                     2003               2002
                                                 -------------     -------------

        Expected volatility                           70%               70%
        Expected dividend yield                       0%                 0%
        Expected lives of options (in years)           5                 5
        Risk-free interest rate                  2.48% - 3.60%     2.85% - 4.55%


        The expected volatility factor was based on public small capitalization stocks with significant risk (scientific or otherwise), which tend to have a relatively high volatility. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period, which ranges from six months to four years. Had compensation expense for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net loss would have been as follows:

                                                 YEARS ENDED DECEMBER 31,      NINE MONTHS ENDED SEPTEMBER 30,
                                                  2003             2002             2004             2003
                                              ----------------------------------------------------------------
                                                                                        (UNAUDITED)
        Net loss as reported                  $(1,846,410)     $(1,790,640)     $(1,765,634)     $  (1,131,720)

        Add: Stock-based employee
        compensation expense included in
        reported net loss                              --           82,500               --                 --

        Deduct: Total stock-based
        employee compensation expense
        determined under fair
        value-based method for all awards

                                                  (86,034)        (150,872)        (115,465)           (86,184)
                                              ----------------------------------------------------------------

        Pro forma net loss                    $(1,932,444)     $(1,859,012)     $(1,881,099)     $  (1,217,904)
                                              ================================================================

        Basic and diluted net loss per
        share:
            As reported                       $     (2.96)     $     (2.87)     $     (2.83)     $       (1.82)
                                              ================================================================
            Pro forma                         $     (3.10)     $     (2.98)     $     (3.02)     $       (1.95)
                                              ================================================================

        The effects on pro forma net loss of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net loss for future years, due to such things as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

        NET LOSS PER SHARE

        The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss by the weighted-average number of common stock outstanding. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, shares issuable upon the exercise of stock options and the conversion of preferred and common stock upon the exercise of warrants. All common stock equivalents have been excluded from the computation of diluted net loss per shares as their effect would be anti-dilutive.

        SEGMENT REPORTING

        The Company has adopted SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which requires companies to report selected information about operating segments, as well as enterprise wide disclosures about products, services, geographical areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has only one operating segment, the design and development of distillation technology for the purposes of waste water treatment, water purification, and related processes.

        RECENTLY ISSUED ACCOUNTING STANDARDS

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on our financial position or results of operations.

        In December 2003, the FASB issued FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities". FIN 46R expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The adoption of this interpretation did not have any impact on our financial position or results of operations.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.      PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31:

                                                                                            Estimated
                                                            2003             2002          Useful Lives
                                                         ---------        ---------        ------------
        Computer equipment                               $  30,499        $  30,499          5 years
        Furniture and equipment                             11,510           11,510        5 - 7 years
                                                         ---------        ---------
                                                            42,009           42,009
        Less accumulated depreciation                      (31,261)         (27,721)
                                                         ---------        ---------

        Property and equipment, net                      $  10,748        $  14,288
                                                         =========        =========


4.      INTANGIBLE ASSETS

        Patents are being amortized on a straight-line basis over their respective useful lives. Intangible assets consist of the following at December 31:

                                                                                             Estimated
                                                            2003             2002          Useful Lives
                                                         ---------        ---------        ------------
        Patented technology                              $ 148,471        $ 148,471          20 years
        Less accumulated amortization                      (15,369)          (8,604)
                                                         ---------        ---------
                                                           133,102          139,867
        Patents in process                                 189,147          123,665
                                                         ---------        ---------

        Patents, net                                     $ 322,249        $ 263,532
                                                         =========        =========

        The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:

                           Year Ending December 31:
                           ------------------------
                                     2004                            $  7,424
                                     2005                               7,424
                                     2006                               7,424
                                     2007                               7,424
                                     2008                               7,424
                                  Thereafter                           95,982
                                                                     --------

                                                                     $133,102
                                                                     ========


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.      ACCRUED EXPENSES

        Accrued expenses consist of the following at December 31:

                                                 2003          2002
                                               --------      --------

        Accrued vacation                       $ 55,393      $ 37,302
        Payroll and payroll-related              10,000            --
        Accrued legal fees                       11,000            --
        Accrued interest                         18,326            --
        Accrued taxes                             5,934         6,100
        Other accrued expenses                   10,000        22,000
                                               --------      --------

                                               $110,653      $ 65,402
                                               ========      ========


6.      INCOME TAXES

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2003 and 2002, the Company has net operating loss carryforwards of approximately $4,870,000 and $3,128,000, respectively, available to offset future federal and state taxable income, expiring in varying amounts through 2023. Under the Internal
        Revenue Code (IRC), certain substantial changes in the Company's ownership may limit the amount of net operating loss carryforwards that can be utilized in any one year to offset future taxable income.

        The Company has net deferred tax assets at December 31, 2003 and 2002 that consist of the following:

                                                        2003            2002
                                                    -----------     -----------
        Deferred tax assets:

        Net operating loss carryforwards            $ 3,219,600     $ 2,208,400
        Other timing differences                         47,284          29,802
        Stock compensation                               67,720          48,996
                                                    -----------     -----------
             Total deferred tax assets                3,334,604       2,287,198

        Valuation allowance                          (3,334,604)     (2,287,198)
                                                    -----------     -----------
             Total deferred tax assets                       --              --

        Deferred tax liabilities                             --              --
                                                    -----------     -----------

             Net deferred tax asset                 $        --     $        --
                                                    ===========     ===========

        In 2003, the valuation allowance increased $1,047,406.

        The Company has provided a valuation allowance for the full amount of these net deferred tax assets, since it is more likely than not that these future benefits will not be realized. However, these deferred tax assets may be available to offset future income tax liabilities.

        The Company's provision for income taxes in 2003 and 2002 represents New Hampshire corporate taxes.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.      DEBT

        BRIDGE NOTES PAYABLE

        In December 2003, the Company issued $800,000 in convertible promissory notes ("the Bridge Notes") with simple interest of 12.5% per annum, due in total on June 30, 2004. The Bridge Notes automatically convert into Preferred Stock in the next financing round, as defined. In connection with the Bridge Notes, the Company also issued warrants to purchase 48,000 shares of Preferred Stock at $5.00 per share (see Note 11). The relative fair value of the warrants, $121,470, was recorded as additional paid-in capital and a debt discount on the Bridge Notes. As a result of a portion of the proceeds being allocated to the warrants, the Company determined that the Bridge Notes had a beneficial conversion feature of $121,471. This amount was recorded as additional paid-in capital and a discount on the Bridge Notes. The total discount is being amortized to interest expense over the term of the Bridge Notes. Non-cash interest expense related to the amortization of these discounts was $101,225 in the nine months ended September 30, 2004 and $141,716 in the year ended December 31, 2003.

        In the nine months ended September 30, 2004, the Bridge Notes and accrued interest of $69,880 converted into 173,976 shares of Series C Preferred Stock.

        CONVERTIBLE DEBENTURES

        In August 1997, the Company entered into a series of agreements with WMS Enterprises ("WMS") encompassing a Debenture Purchase Agreement, a License Agreement, and a Distribution Agreement (see Note 13). The Debenture Purchase Agreement provided for the purchase of $180,000 in Convertible Debentures, which was funded $40,000 at closing and monthly amounts of $20,000 in the following seven months. The Convertible Debentures are convertible, at WMS' right, into shares of the Company's Common Stock at the conversion price of $2.50 per share subject to certain price protection provisions. Any outstanding Convertible Debentures shall be automatically converted into shares of Common Stock at the conversion price upon the consummation of a public offering of at least $2,000,000. WMS was also granted, for a period of 30 days, right of first offer to purchase, pro rata, a portion of any new securities that the Company may propose to sell and issue. The Convertible Debentures carry an interest rate of prime plus one percent (1%) (5% at December 31, 2003) per annum, payable quarterly. Amounts outstanding on the Convertible Debentures at December 31, 2003 and 2002 were $60,000 and $120,000, respectively.

        NOTES PAYABLE

        In September 2000, the Company reached an agreement with WMS to convert all outstanding accrued interest on the Convertible Debentures into a demand Note Payable carrying an interest rate of prime plus one percent (1%) (5% at December 31, 2003) payable monthly with an additional 5% due upon default of monthly payments. In conjunction with this agreement, the Company issued certain warrants to purchase shares of the Company's Common Stock (see Note 11). In addition, all future interest accruing on the Convertible Debentures and Notes Payable would be satisfied monthly by the issuance of a promissory note for the interest due, plus a warrant to purchase the same dollar amount of Common Stock at the lower of market or $7.50. The Company also issued to WMS additional Notes Payable on these same terms for amounts due to WMS for interest and an initial installment provided in 2002 and 2001 totaling $20,020 and $60,000, respectively (see Note 13). In 2003, WMS advanced the Company $160,000 in additional Notes Payable and converted the $60,000 Convertible Debenture that came due in 2003 into a Note Payable.

        In conjunction with these Notes Payable, the Company issued WMS common stock purchase warrants with a fair value of $193,263 (see Note 11) which were recorded as a discount on the Notes Payable. The unamortized discount at December 31, 2003 was $72,831.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        DEBT (CONTINUED)

        NOTES PAYABLE (CONCLUDED)

        Amounts outstanding on the Notes Payable at December 31, 2003 and 2002 were $412,850 and $177,181, respectively. Subsequent to December 31, 2003, the Notes Payable were refinanced with a maturity date of January 2, 2005 (see Note 13) and, consequently, have been classified as non-current at December 31, 2003.

        Interest expense on the Convertible Debentures and Notes Payable for the years ended December 31, 2003 and 2002 was $13,004 and $16,300, respectively. Non-cash interest expense related to the discount on these Notes Payable was $120,432 and $0 for the years ended December 31, 2003 and 2002 and $72,831 in the nine months ended September 30, 2004.

        Future maturities of all debentures and notes payable are as follows for the years ending:

                           Year Ending December 31:
                           ------------------------

                                     2004                      $  800,000
                                     2005                         472,850
                                     2006                              --
                                     2007                              --
                                     2008                              --
                                  Thereafter                            -
                                                               ----------
                                                                1,272,850
                             Less: debt discount                 (174,056)
                                                               -----------

                                                               $1,098,794
                                                               ==========

        RENEGOTIATION OF THE WMS DEBENTURE

        In June 2004, the Company and WMS renegotiated their outstanding 1997 Debenture Purchase Distribution and License Agreements, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement") and a Restated License Agreement (the "Revised License"). Pursuant to the Debt Agreement, the outstanding convertible debentures, notes, and warrants of the Company to WMS was consolidated into a single note and two warrants. The Debt Agreement contains multiple covenants, including a negative covenant restricting the ability of the Company to enter into any transaction selling or transferring more than fifty percent (50%) of the Company's Common Stock, unless all debt owed to WMS is repaid at the closing. In event of default, the debt balances outstanding shall become due and payable immediately. The Debt Agreement provides WMS with right of first refusal in its next offering of new securities. WMS retains the right of first offer to purchase, pro rata, a portion of the new securities that the Company may issue. The amounts due under the Debt agreement carry an interest rate of prime plus 1% and are due January 2, 2005 with five possible six month extensions at the Company's option. Each extension would require the Company to issue WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share. In conjunction with the Debt Agreement, all warrants issued to WMS were consolidated and additional warrants granted in the form of two new warrant agreements totaling 72,000 and 170,964 shares of common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants have terms of ten years. As the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $298,805, was recorded as additional paid-in capital and a debt discount on the Note Payable. The total discount is being amortized to interest expense over the term of the Debt Agreement. At September 30, 2004, non-cash interest expense related to the amortization of these discounts was $149,402.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        DEBT (CONCLUDED)

        RENEGOTIATION OF THE WMS DEBENTURE (CONCLUDED)

        Subsequent to September 30, 2004, the Company exercised their first of five six-month extensions on the Note Payable (see Note 14).

8.      SERIES A CONVERTIBLE PREFERRED STOCK

        On December 29, 2000, the Company sold 160,000 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) to one investor ("the Investor"), at $11.25 per share, for gross proceeds of $1,800,000. In connection with the issuance of the Series A Preferred Stock, the Company also issued a warrant to purchase up to 40,000 additional shares of Series A Preferred Stock, at an exercise price of $20.00 per share. The warrants expired on May 25, 2002. The fair value of the warrants issued to the Investor was determined to be $0.

        Issuance  costs  totaling  $53,032,   including   warrants  granted  for
        fundraising services with a fair value of $23,622 (see Note 11), were net against the proceeds of the Series A Preferred Stock.

        In addition, the Company entered into a distribution and strategic alliance agreement with the investor, in which the parties will work cooperatively to develop, market, sell, and distribute septic appliances which incorporate the Company's distiller technology (see Note 13).

        The specific rights and privileges of the Series A Preferred Stock are as follows:

        PRE-EMPTIVE RIGHTS

        The Investor shall have a preemptive right to purchase its pro rata share of all equity securities that the Company may sell and issue after the date of the agreement. The preemptive rights shall not apply to, and shall terminate, upon the effective date of a registration statement pertaining to the Company's initial offering.

        PIGGYBACK REGISTRATION RIGHTS

        The Investor shall also have piggyback registration rights, and include its shares of Series A Preferred Stock in the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company, including secondary offerings.

        FIRST REFUSAL AND CO-SALE AGREEMENT

        Concurrent with the issuance of the Series A Preferred Stock, the Company entered into an agreement in which the holders of Series A Preferred Stock are granted a right of first refusal and co-sale rights on shares of the Company's Common Stock held by certain officers and directors of the Company. If such holders of Common Stock wish to transfer their shares of Common Stock, the holder must first offer the shares to the Company and then to the holders of Series A Preferred Stock and other holders of Common Stock. If the Company or the holders of the Series A Preferred Stock decline to purchase the offered shares and intend to sell such offered shares, the holders of Series A Preferred Stock are entitled to elect to participate in the transfer of shares on an as-converted basis.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        SERIES A CONVERTIBLE PREFERRED STOCK (CONTINUED)

        FIRST REFUSAL AND CO-SALE AGREEMENT (CONCLUDED)

        In the event that more than 50% of the Investor's stock becomes acquired by an independent person who is not an existing one-percent or more shareholder of the stock of the Company, the Company shall have the option to purchase all of the Series A Preferred Stock owned by the Investor. The purchase price will be the higher of the initial purchase price of the Series A Preferred Stock and the fair market value of the stock. This right is only valid for 90 days following the Investor's notification to the Company of the stock transfer.

        BOARD SEATS

        Holders of the Series A Preferred Stock are entitled to elect two members to the Company's Board of Directors.

        The general rights and privileges of the Series A Preferred Stock, which are identical to those of the Series B Preferred Stock, B-1 Preferred Stock and C Preferred Stock (collectively, the "Preferred Stock"), are as follows:

        VOTING RIGHTS

        The Preferred Stock shall be voted equally with the shares of the Common Stock of the Company, and not as a separate class.

        DIVIDENDS

        From the date of the original issuance of the Preferred Stock and in preference to the holders of any other class of Company stock, the Preferred Stock holders shall be entitled to receive, out of funds that are legally available, dividends at the rate of six percent (6%) of the original issuance price, per annum on each outstanding share of Preferred Stock. Such dividends shall accrue annually, whether or not declared, and shall be cumulative. The Company shall be under no obligation to pay such dividends until declared by the Board of Directors or upon liquidation of the Company. Such dividends are also not payable upon conversion of the Preferred Stock into Common Stock. Cumulative undeclared dividends payable upon liquidation of the Series A Preferred Stock were $346,748 at September 30, 2004 and $252,180 and $126,090 at December 31, 2003 and 2002, respectively.

        LIQUIDATION

        Upon any liquidation, dissolution, or winding up of the Company, and before any distribution or payment shall be made to the holders of any Common Stock, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company all accrued and unpaid dividends on the Preferred Stock, as adjusted for dividends, splits, and the like, for each share outstanding. Should the assets of the Company be insufficient to make payment in full to all holders of Preferred Stock, the assets shall be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise have been entitled.

        CONVERSION

        Preferred Stock may be converted into fully-paid and nonassessable shares of Common Stock at any time, at the option of the holder. The Conversion Ratio shall be the Conversion Price divided by the original issue price. The Conversion Price shall be adjusted any time that Common Stock is offered for sale below the original issuance price of the Preferred Stock. The initial conversion price of the Preferred Stock was $11.25. However, as a result of subsequent financings at lower prices, the Preferred Stock is convertible at


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        SERIES A CONVERTIBLE PREFERRED STOCK (CONCLUDED)

        CONVERSION (CONCLUDED)

        $5.00 per share at December 31, 2003. Each share of Preferred Stock shall be automatically converted into shares of Common Stock, based on the Conversion Ratio, upon the closing of a public offering in which the gross proceeds are at least $5,000,000. The Company shall at all times reserve authorized but unissued shares of Common Stock sufficient to effect the conversion of all outstanding shares of Preferred Stock.

        At December 31, 2003, the Company had reserved 611,902 shares of Common Stock for the conversion of all classes of Preferred Stock.

        There are no redemption rights for the Company's Preferred Stock.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.      SERIES B PREFERRED STOCK

        In November 2002, the Company concluded its offering of 294,102 shares of Series B Preferred Stock at $5.00 per share. The Company realized gross proceeds of $1,365,495. Included in the 294,102 share offering were 11,000 shares issued to a consultant in exchange for engineering services. As a result, the Company charged $55,000 to research and development expense in the year ended December 31, 2002. Also included in the 294,102 shares were 10,000 shares with a value of $50,000 which were issued in payment of stock issuance costs. Finally, the Company issued warrants with a fair value of $2,243 in payment of stock issuance costs (see Note 11). Issuance costs totaling $91,290, including the warrants and shares of Series B Preferred Stock referred to above, were net against the proceeds of the Series B Preferred Stock.

        The rights and preferences of the Series B Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note
        8). Cumulative undeclared dividends payable upon liquidation were $184,568 at September 30, 2004 and $118,400 and $30,164 at December 31,
        2003 and 2002, respectively.

10.     SERIES B-1 PREFERRED STOCK

        Throughout 2003, the Company sold 131,000 shares of Series B-1 Preferred Stock at a price of $5.00 per share for gross proceeds of $655,000. Issuance costs of $47,710 were net against the proceeds of the Series B-1 Preferred Stock.

        The rights and preferences of the Series B-1 Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note 8). Cumulative undeclared dividends payable upon liquidation were $54,764 at September 30, 2004 and $25,289 and $0 at December 31, 2003 and 2002, respectively.

11.     SERIES C PREFERRED STOCK

        In the nine months ended September 30, 2004, the Company issued 288,040 shares of Series C Preferred Stock at $5.00 per share for gross proceeds of $1,440,200. In addition, all Bridge Notes and accrued interest converted into 173,976 shares of Series C Preferred Stock. Issuance fees were $72,091. Holders of the Series C Preferred Stock received warrants to purchase 138,600 shares of Series C Preferred Stock at $5.00 per share. The warrants expire two years from the date of issuance. The fair value of the warrants was calculated using the Black-Scholes model, and as a result, an amount of $267,508 was allocated to the warrants and recorded as additional paid-in capital.

        The rights and preferences of the Series C Preferred Stock are identical to those of the other holders of the Company's Preferred Stock (see Note
        8). Cumulative undeclared dividends payable upon liquidation were $33,009 at September 30, 2004 and $0 and December 31, 2003 and 2002.

        Subsequent to September 30, 2004, the Company issued another 41,000 shares of Series C Preferred Stock for gross proceeds of $205,000 (see
        Note 14).

12.     STOCKHOLDERS' EQUITY (DEFICIT)

        COMMON STOCK

        In September 2001, the Company authorized a 1-for-40 reverse stock split of its common stock. This is retroactively reflected in the accompanying financial statements for all periods presented.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        COMMON STOCK (CONCLUDED)

        In 1996, the Company issued 284,400 shares of common stock to the Company's founder and certain employees in exchange for $7,070. The difference between the proceeds received and the par value was charged to paid-in capital.

        Between 1996 and 2000, the Company issued a total of 338,701 shares of common stock for proceeds of $1,905,105.

        In 2002, the Company issued 200 shares of common stock in exchange for engineering services. As a result, the Company charged $1,000 to research and development expense in the year ended December 31, 2002.

        Common shares reserved for future issuance at December 31, 2003 consist of the following:

        Stock options                                 246,977
        Warrants                                      144,486
        Conversion of preferred stock                 611,902
                                                    ---------

              Total common shares reserved          1,003,365
                                                    =========

        1999 STOCK OPTION PLAN

        On October 8, 1999, the Company's Board of Directors and stockholders adopted the 1999 Stock Option Plan (the Option Plan). The Option Plan provides for the granting of up to 250,000 shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for officers, directors, employees, consultants and advisers.

        Incentive stock options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The options can be exercisable at various dates, as determined by the Company's Board of Directors, and will expire no more than ten years from the date of grant. Options granted under the Option Plan are restricted as to transfer. For holders of more than 10% of the Company's voting stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant, with an expiration date not to exceed five years. Options granted under the Option Plan vest over periods as determined by the Board of Directors, which are generally a period of four years from the date of grant for employees and six months from the date of grant for non-employees.

        The Board of Directors of the Company has determined the fair value of the Company's common stock in its good faith judgment at each option grant date under the Option Plan, considering a number of factors, including the financial and operating performance of the Company, recent transactions in the Company's capital stock, if any, the values of similarly situated companies and the lack of marketability of the Company's common stock.

        On October 20, 2003, the Company's Board of Directors and stockholders amended the Option Plan to increase the total number of shares available for issue from 250,000 to 350,000.

        A summary of option activity for the years ended December 31, 2003 and 2002 is as follows:


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        1999 STOCK OPTION PLAN (CONTINUED)

                                                          2003                       2002
                                                 ----------------------     ----------------------
                                                               Weighted                   Weighted
                                                               Average                    Average
                                                               Exercise                   Exercise
                                                 Shares         Price       Shares         Price
                                                 -------       --------     -------       --------
        Outstanding at beginning of year         177,627        $5.36       173,467        $3.77
        Granted                                   69,550         5.00       100,320         4.18
        Forfeited                                   (200)        5.00       (96,160)        1.26
                                                 -------                    -------

            Outstanding at end of year           246,977        $5.26       177,627        $5.36
                                                 =======                    =======

        Exercisable at end of year               125,802        $4.99        93,507        $4.64


        The  following  table   summarizes   information   about  stock  options
        outstanding at December 31, 2003:

                                     Options Outstanding                      Options Exercisable
                        --------------------------------------------      --------------------------
                                           Weighted
                                            Average         Weighted                        Weighted
                                           Remaining        Average                         Average
                           Number         Contractual       Exercise         Number         Exercise
     Exercise Price     Outstanding       Life (Yrs.)        Price        Exercisable        Price
     --------------     -----------       -----------       --------      -----------       --------

         $1.25             42,800             7.1             $1.25          42,800           $1.25
         $5.00            155,440             8.8             $5.00          47,140           $5.00
         $7.50              7,800             6.6             $7.50           7,800           $7.50
        $10.00             40,937             7.5            $10.00          28,062          $10.00
                          -------                                           -------

                          246,977             8.7                           125,802           $4.99
                          =======                                           =======

        At December 31, 2003, 103,023 stock options were available for grant from the Option Plan.

        During 2001 and 2000, common stock options were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $88,854 and $74,003 in 2001 and 2000, respectively.

        During 2002 and 2001, common stock options were issued to employees at exercise prices deemed to be less than the fair value of the underlying common stock. The grants were fully vested upon issuance, and resulted in additional paid-in capital and non-cash compensation expense of $82,500 and $49,000 in 2002 and 2001, respectively.

        During 2003 and 2002, common stock options were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $107,982 and $39,169 in 2003 and 2002, respectively.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        1999 STOCK OPTION PLAN (CONCLUDED)

        During the nine months ended September 30, 2004, common stock options were issued to consultants with six-month cliff vesting. These options have been recorded at fair value using the Black-Scholes option pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $128,349. During the nine months ended September 30, 2004, the Company issued options to purchase a total of 44,220 shares of common stock to consultants and employees with an exercise price of $5.00 per share and a term of ten years. At September 30, 2004, 2,000 of these options were vested.

        WARRANTS

        In 2000, the Company issued warrants to purchase 12,029 shares of common stock at $5.00 per share in conjunction with certain demand notes payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $50,008 in 2000.

        In 2001, the Company issued warrants to purchase 2,589 shares of common stock at $5.00 per share in conjunction with certain demand notes payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $12,945 in 2001. In addition, in 2001, the Company issued warrants to purchase 14,400 shares of common stock at $5.00 per share in conjunction with the issuance of Series A Preferred Stock. The warrants have a term of two years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $23,622, was recorded as additional paid-in capital and a non-cash stock issuance cost for the Series A Preferred Stock in 2001.

        In 2002, the Company issued warrants to purchase 1,360 shares of common stock at $5.00 per share in conjunction with certain demand notes payable. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital and non-interest expense of $6,800 in 2002. In addition, in 2002, the Company issued warrants to purchase 1,604 shares of common stock at $5.00 per share in conjunction with the issuance of Series B Preferred Stock. The warrants have a term of one year. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $2,243, was recorded as additional paid-in capital and a non-cash stock issuance cost for the Series B Preferred Stock in 2002.

        In 2003, the Company issued warrants to purchase 48,000 shares of common stock at $5.00 per share in conjunction with the Bridge Notes payable (see Note 7 and 13). The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in the relative fair value of the warrants of $121,470 being recorded as additional paid-in capital and a discount on the Bridge Notes payable.

        In 2003, the Company issued warrants to purchase 64,504 shares of common stock at $5.00 per share in conjunction with certain Notes Payable and amendments thereto (see Note 7). The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. This resulted in additional paid-in capital, note payable discount and non-cash interest expense of $193,263, $72,831 and $120,432, respectively, in 2003. In addition, in 2003, the Company issued warrants to purchase 20,000 shares of common stock at $5.00 per share to a consultant in conjunction with investment services. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $60,184, was recorded as additional paid-in capital and a non-cash compensation expense in 2003.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        STOCKHOLDERS' EQUITY (DEFICIT) (CONCLUDED)

        WARRANTS (CONCLUDED)

        In conjunction  with the Debt  Agreement  entered into in June 2004 (see
        Note 7), all warrants issued to WMS were consolidated and additional warrants granted in the form of two new warrant agreements totaling 72,000 and 170,964 shares of common stock exercisable at $2.50 and $5.00 per share, respectively. The warrants have terms of ten years. As the warrants were issued in conjunction with the debt consolidation and extension, the relative fair value of the warrants, $298,805, was recorded as additional paid-in capital and a debt discount on the Notes Payable.

13.     COMMITMENTS

        OPERATING LEASES

        The Company leases approximately 3,000 square feet of office space from the Company's founder and 1,950 square feet of manufacturing space in Nashua, New Hampshire from an unrelated third party. Both leases are on a month-to-month basis and the manufacturing space was rented commencing in November 2003. Total rent expense was $31,050 and $30,000 for the years ended December 31, 2003 and 2002, respectively. There are no future minimum lease payments required under noncancelable operating leases.

        CONTRACTS

        On October 13, 2001, the Company entered into an agreement with Twain Associates, Inc. ("Twain") in the interest of developing and implementing a strategic plan to penetrate the Japanese market. The Company agreed to pay Twain a monthly retainer fee of $10,000. Should six months (consecutive or nonconsecutive) elapse without payment, Twain retains the right to directly and exclusively license the Company's technology at Twain's expense and risk. In addition to the retainer fee, the Company will pay Twain a 1% commission on all sales in Japan up to a total of $100,000,000 in sales, and a lesser percentage for sales beyond that amount. The monthly retainer fee will be net of commissions, and commissions higher than the monthly fee will carry forward into future periods. The Company will also pay Twain a one-time bonus of $1,000,000 if sales in any twelve-month period reach $100,000,000. The agreement was amended on April 4, 2003, asserting a $150,000 liability of the Company to Twain which shall be paid down at a rate of $5,000 per month, and stipulating that the full amount will become payable on demand should two months elapse without payment. In this event of default, Twain will secure the licensing rights detailed above. At December 31, 2003, the remaining balance of the Twain amounts payable was $110,000.

        On April 1, 2002, the Company entered a consulting agreement with Alexandros Partners LLC ("Alexandros"). Alexandros was retained to provide services as advisors to the Company with respect to proposed capital financing as well as other financial management services, and the agreement was to continue until completion of a financing, but no later than April 1, 2003. Upon the initial closing of a financing, the Company is required to pay Alexandros $50,000 in cash, and issue Alexandros a warrant to purchase 20,000 shares of the Company's common stock. The warrant will have a five-year life at an exercise price equal to the price per share of the securities issued at the initial closing of the financing. Under the consulting agreement, the Company issued Alexandros a warrant to purchase 20,000 shares of the Company's common stock, which resulted in a charge of $60,184 to general and administrative expense in July 2002. In lieu of the $50,000 cash payment, the Company issued Alexandros 10,000 shares of its Series B Preferred Stock.

        On July 7, 2004, and after the expiration of the initial agreement, the Company entered into a second consulting agreement with Alexandros. The term of the agreement will expire upon the earlier of completion of a financing or July 7, 2005. Upon execution of the agreement, the Company paid Alexandros


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        COMMITMENTS (CONTINUED)

        CONTRACTS (CONTINUED)

        $22,000, and upon closing of a financing in an amount of at least $1 million, the Company will pay at its option either a) $50,000 in cash, or b) shares of the Company's or its successor's common stock calculated as $50,000 divided by the purchase price per share of common stock issued in the financing. In addition, within 30 days of the financing, the Company will issue a warrant for 50,000 shares of common stock. The warrant will provide for full ratchet anti-dilution and will be exercisable for a period of seven years at an exercise price equal to the purchase price per share of common stock issued in the financing. The number of shares under the warrant will be adjusted to reflect certain instances of stock splits, recapitalizations, or dividends that may occur during the term of the warrant. The warrant will become exercisable upon any liquidation or transaction of the Company. The Company will pay out the same consideration as above if a transaction is closed as a result of Alexandros' efforts, but will only compensate the first such event to occur.

        On January 17, 2003, Etain Companies, LLC ("Etain") contracted to provide general consulting and strategic services for the Company. This agreement is terminable after six months with a two-month notice period. In 2003, 30,750 stock options were issued to Etain under this agreement. These options have been recorded at fair value using the Black-Scholes option-pricing model assumptions. This resulted in compensation expense of $92,627 being recorded to general and administrative expense in 2003. On January 1, 2004, the Company amended its agreement with Etain. In consideration for its services, the Company will pay Etain $1,000 per month and issue Etain options for 2,000 shares of common stock per month under the 1999 Stock Option Plan.

        In December 2002, the Company signed a strategic distribution agreement with Lancy Water Technologies ("Lancy"), a subsidiary of Norman Hay plc for distribution of Ovation distillers for three specific industrial waste stream applications. The Company received an order for ten units priced at $12,000 each and received an $80,000 down payment against the order. In December 2004, the Company shipped the first two units to Lancy, and expects to ship two more units in January 2005.

        The Company entered into a License Agreement with WMS (the "License") which granted WMS an exclusive license to manufacture all or part of the Company's countertop water distiller product. The License provided exclusivity in a territory including the United States, Canada, and Mexico. In consideration of the License, WMS paid a one-time fee of $10,000 and agreed to pay royalties to the Company on product sales, subject to minimum royalty payments. After an initial five-year term, the License will be renewable annually thereafter, and may be terminated upon six months written notice by the Company if WMS fails to attain certain sales targets or royalty levels, or by WMS if the License is rendered non-exclusive. The Company has received no royalties under the License in 2003 and 2002.

        The Company entered into a Distribution Agreement in December 1997 with WMS that provided for the supply of product by the Company at least as favorable as the best discount rate offered by the Company to any of its customers. The Distribution Agreement shall run for an initial five year term commencing on the date of first product manufacture. Thereafter, the Distribution Agreement shall be renewable in three successive five-year periods unless terminated at the sole discretion of WMS prior to the end of the then-current period. There were no sales under the Distribution Agreement in 2003 and 2002.

        In June 2004, the Company and WMS renegotiated their outstanding 1997 Debenture Purchase and Distribution and License Agreements, consolidating the two into an Amended and Restated Debt Agreement (the "Debt Agreement", see Note 7) and a Restated License Agreement (the "Revised License"). The Revised License reinstates the exclusive territory of the United States, Canada, and Mexico, and provides WMS with the ability to sublicense any and all of its rights, subject to the Company's review and approval. The sublicensing business will render the same royalty payments as though the sales were made directly by


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

        COMMITMENTS (CONCLUDED)

        CONTRACTS (CONCLUDED)

        WMS. The royalty rates are substantially the same as those provided for in the previous License, including tiered payment structure and annual royalty minimums. Should the Company provide licensing to any other third party during the term of the Revised License, it will be deemed to have provided WMS a like license, except that WMS would not be obligated to pay any engineering or reimbursement costs that the original license may contemplate. The Revised License runs for an initial five-year term from date of first commercial shipment by the Company, and automatically renewed year to year thereafter.

        In conjunction with the issuance of Series A Preferred Stock on December 29, 2000, the Company entered a Strategic Alliance and Distribution Agreement (the "Agreement") with S.J. Electro Systems, Inc. ("SJE"), an international distributor of septic system appliances. The Agreement gives SJE the right to develop, market, sell and distribute the Company's septic appliances that incorporate the Company's distiller technology. As part of the Agreement, the Company granted an exclusive license to SJE in its intellectual property for use in certain septic appliances. Under the Agreement, SJE will be responsible for developing and maintaining market channels for the Clean Water Appliance. As part of the agreement, the Company granted SJE with exclusive distribution rights in the United States, Canada, and Mexico. The exclusivity term shall commence on the date that both parties agree in writing that sales of commercial quantities of product are initially made, and terminates on the later of the 7th anniversary of the commencement date or the date that SJE received a total of $50,000,000 in profit-sharing, as defined. In no event shall the termination date exceed the 10th anniversary of the commencement date. The Agreement shall terminate upon the earlier of the exclusivity termination within the distribution rights terms or the termination of the distribution rights term. Contemporaneous with the Strategic Alliance and Distribution Agreement, the Company signed a License Agreement with SJE, which provided for payment of royalties to the Company equal to 5% of all product sold by SJE. The Company received no royalties under the SJE License Agreement in 2003 and 2002.

        In conjunction with the Agreement with SJE, the Company agreed to issue WMS certain warrants equal to 4% of the proceeds received by the Company from SJE as well as additional Notes Payable to WMS in the same amount (see Notes 7 and 12), in exchange for WMS waiving its exclusive worldwide marketing rights.

14.     SUBSEQUENT EVENTS

        AGREEMENT WITH ALEXANDROS PARTNERS LLC

        1999 STOCK OPTION PLAN

        In October 2004, the Company's stockholders voted to increase the 1999 Stock Option Plan from 350,000 to 450,000 shares.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                          OVATION PRODUCTS CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

        SUBSEQUENT EVENTS (CONCLUDED)

        WMS NOTE PAYABLE

        In October 2004, the Company exercised its right to extend the WMS Note Payable (see Note 7) for six months to July 2005. In exchange for the extension, the Company issued to WMS a warrant to purchase 50,000 shares of common stock at $5.00 per share with a term of ten years.

        SERIES C PREFERRED STOCK

        In December 2004, the Company issued 41,000 shares of Series C Preferred Stock for gross proceeds of $205,000. The shares have 30% warrant coverage and are subject to the same terms as the previous Series C Preferred Stock issuances.


SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

         EXHIBITS          DESCRIPTION
         --------          -----------

         3.1 Second Amended and Restated Certificate of Incorporation of Ovation Products Corporation, dated March 31, 2004.

         3.2               Bylaws of Ovation Products Corporation.

         4.1 Form of Warrant issued in connection with bridge loan financing.

         4.2 Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.3 Promissory Note issued pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.4 Form of Warrant to purchase 72,000 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.5 Form of Warrant to purchase 170,964 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.6               Form of Warrant to purchase common stock.

         4.7               Form of Warrant to purchase Series C Preferred Stock.

         4.8 Third Amended and Restated Investor Rights Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

         4.9 Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        10.1               1999 Stock Option Plan.

        10.2 Distribution Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.3 Strategic Alliance Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.4 License Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.5 Agreement dated as of October 13, 2001, between Ovation Products Corporation and Twain Associates, Inc.

        10.6 Amendment to Agreement between Ovation Products Corporation and Twain Associates, Inc., dated April 4, 2003

        10.7 Distribution Agreement, dated as of December 16, 2002 between Ovation Products Corporation and Lancy Water Technology Limited

        10.8 Restated License Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.9 Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.10 Consulting Agreement dated as of July 7, 2004 between Ovation Products Corporation and Alexandros Partners LLC.

        10.11 Residential Lease dated as of October 1, 2004 between Ovation Products Corporation and William Zebuhr.

        10.12 Agreement dated as of February 1, 2003 between Ovation Products Corporation and Etain Companies LLC.

        10.13 Agreement dated as of January 1, 2004 between Ovation Products Corporation and Etain Companies LLC.

        10.14 Agreement dated as of January 1, 2005 between Ovation Products Corporation and Etain Companies LLC.

         23.1              Consent of Wolf & Company, P.C.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ovation Products Corporation


Date: January 27, 2005                      By /s/ William Lockwood
                                               -----------------------
                                               Name:  William Lockwood
                                               Title: President and Chief
                                                      Operating Officer

                                INDEX TO EXHIBITS

         EXHIBITS          DESCRIPTION
         --------          -----------

         3.1 Second Amended and Restated Certificate of Incorporation of Ovation Products Corporation, dated March 31, 2004.

         3.2               Bylaws of Ovation Products Corporation.

         4.1 Form of Warrant issued in connection with bridge loan financing.

         4.2 Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.3 Promissory Note issued pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.4 Form of Warrant to purchase 72,000 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.5 Form of Warrant to purchase 170,964 shares of common stock pursuant to the Amended and Restated Debt Agreement, dated as of June 30, 2004, between Ovation Products Corporation and WMS Family I LLC.

         4.6               Form of Warrant to purchase common stock.

         4.7               Form of Warrant to purchase Series C Preferred Stock.

         4.8 Third Amended and Restated Investor Rights Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

         4.9 Third Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 30, 2004 by and between Ovation Products Corporation and the investors signatory thereto.

        10.1               1999 Stock Option Plan.

        10.2 Distribution Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.3 Strategic Alliance Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.4 License Agreement, dated December 29, 2000, between Ovation Products Corporation and S. J. Electro Systems, Inc.

        10.5 Agreement dated as of October 13, 2001, between Ovation Products Corporation and Twain Associates, Inc.

        10.6 Amendment to Agreement between Ovation Products Corporation and Twain Associates, Inc., dated April 4, 2003

        10.7 Distribution Agreement, dated as of December 16, 2002 between Ovation Products Corporation and Lancy Water Technology Limited

        10.8 Restated License Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.9 Agreement dated as of June 30, 2004 between Ovation Products Corporation and WMS Family I LLC.

        10.10 Consulting Agreement dated as of July 7, 2004 between Ovation Products Corporation and Alexandros Partners LLC.

        10.11 Residential Lease dated as of October 1, 2004 between Ovation Products Corporation and William Zebuhr.

        10.12 Agreement dated as of February 1, 2003 between Ovation Products Corporation and Etain Companies LLC.

        10.13 Agreement dated as of January 1, 2004 between Ovation Products Corporation and Etain Companies LLC.

        10.14 Agreement dated as of January 1, 2005 between Ovation Products Corporation and Etain Companies LLC.

         23.1              Consent of Wolf & Company, P.C.